    As filed with the Securities and Exchange Commission on November 7, 2001
                              Registration No. 333-72722


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     PHILADELPHIA CONSOLIDATED HOLDING CORP.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                               23-2202671
(STATE OR OTHER JURISDICTION OF         (I.R.S.  EMPLOYER IDENTIFICATION NUMBER)
      INCORPORATION)

                            ONE BALA PLAZA, SUITE 100
                        BALA CYNWYD, PENNSYLVANIA 19004
                                 (610) 617-7900
                               FAX: (610) 617-7600
                       ---------------------------------
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                  MR. JAMES J. MAGUIRE, CHIEF EXECUTIVE OFFICER
                                       OR
                         MR. CRAIG P. KELLER, SECRETARY
                            ONE BALA PLAZA, SUITE 100
                         BALA CYNWYD, PENNSYLVANIA 19004
                                 (610) 617-7900
                               FAX: (610) 617-7600
                        --------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

        MICHAEL M. SHERMAN, ESQUIRE                  JEFF S. LIEBMANN, ESQUIRE
  WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP          JONATHAN L. FREEDMAN, ESQUIRE
       1650 ARCH STREET - 22ND FLOOR                    DEWEY BALLANTINE LLP
   PHILADELPHIA, PENNSYLVANIA 19103-2097            1301 AVENUE OF THE AMERICAS
              (215) 977-2236                          NEW YORK, NEW YORK 10019
            FAX: (215) 977-2334                            (212) 259-8000
                                                        FAX: (212) 259-6333

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

      As soon as practicable following effectiveness of this registration statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 7, 2001


PROSPECTUS

                                4,000,000 SHARES

         [PHILADELPHIA CONSOLIDATED HOLDING CORP. LIBERTY BELL GRAPHIC]

                    PHILADELPHIA CONSOLIDATED HOLDING CORP.

                                  COMMON STOCK
                             ----------------------
     Philadelphia Consolidated Holding Corp. is selling 3,000,000 shares and one of our shareholders is selling 1,000,000 shares.


     The shares are quoted on the Nasdaq National Market under the symbol "PHLY." On November 6, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $38.15 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE   TOTAL
                                                             ---------   -----
Public offering price......................................     $          $
Underwriting discount......................................     $          $
Proceeds, before expenses,
  to Philadelphia Consolidated.............................     $          $
Proceeds, before expenses, to the selling shareholder......     $          $

     The underwriters may also purchase up to an additional 600,000 shares from Philadelphia Consolidated at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about         , 2001.
                             ----------------------
MERRILL LYNCH & CO.                               BANC OF AMERICA SECURITIES LLC
                             ----------------------
                 The date of this prospectus is         , 2001.

                               TABLE OF CONTENTS

                                   PROSPECTUS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      1
Risk Factors................................................      9
Use of Proceeds.............................................     14
Dividend Policy.............................................     14
Capitalization..............................................     15
Price Range of Common Stock.................................     16
Business....................................................     17
Selling Shareholder and Related Information.................     27
Underwriting................................................     28
Where You Can Find More Information -- Incorporation of
  Information by Reference..................................     30
Special Note on Forward-Looking Statements..................     31
Legal Matters...............................................     32
Experts.....................................................     32
September 30, 2001 Unaudited Financial Statements...........    F-1


                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes and other financial data included or incorporated by reference in this prospectus, before making an investment decision. Investors should carefully consider the information set forth under "Risk Factors." In addition, some statements include forward-looking statements that involve risk and uncertainties. See "Special Note on Forward-Looking Statements."

     As used in this prospectus, "we," "us," "our" and "Philadelphia Consolidated" mean Philadelphia Consolidated Holding Corp. and our subsidiaries, unless the context indicates otherwise.

                    PHILADELPHIA CONSOLIDATED HOLDING CORP.

WHO WE ARE

     We are a publicly traded specialty property and casualty insurer located in Bala Cynwyd, Pennsylvania. We offer a portfolio of specialized commercial and personal insurance on a nationwide basis through a diverse distribution network. Our Chairman and Chief Executive Officer, James J. Maguire, founded our business in 1962. We believe that we have built a strong reputation among our producers, customer base and the marketplace as a disciplined underwriter and quality service provider.

     Our commercial products include commercial multi-peril package insurance targeting specialized niches, including non-profit organizations, health and fitness organizations, homeowners' associations, condominium associations, specialty schools and day care facilities; commercial automobile insurance targeting the leasing and rent-a-car industries; property insurance for large commercial accounts such as shopping centers, business parks and medical facilities; and inland marine products targeting larger risks such as new builders' risk and miscellaneous property floaters. We also write select classes of professional liability and directors' and officers' liability products, as well as personal property and casualty products for the manufactured housing and homeowners' markets.

     Our core strategy involves three major principles:

     - First, we adhere to an underwriting philosophy aimed at consistently generating underwriting profits through sound risk selection and pricing discipline.

     - Second, we distribute our products through a "mixed" marketing platform, combining direct sales, an extensive network of independent agents and a subset of this network, known as "preferred agents," with whom we have established special distribution arrangements.

     - Third, we seek to create value-added coverage and service features not found in typical property and casualty policies that we believe differentiate and enhance the marketability and appeal of our products relative to our competitors.

     We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative development trends. We are able to track our performance, including loss ratios, by segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine, primarily monthly, basis as part of our policy of continuously analyzing and reviewing our book of business.

     We maintain a local presence to more effectively serve our producer and customer base, operating through 9 regional offices and 27 field offices throughout the country which report to the regional offices. These offices are staffed with field underwriters, marketers and, in some cases, claims personnel, who interact closely with home office management in making key decisions. This approach allows us to adapt our underwriting and marketing strategies to local conditions and build close relationships with our customers and producers at the local level.

     As of September 30, 2001, we had total assets of $879.6 million and shareholders' equity of $309.1 million. A.M. Best rates our insurance subsidiaries "A+" (Superior). Philadelphia Consolidated is quoted on the Nasdaq National Market and trades under the symbol "PHLY."

OPERATING RESULTS

     Our core strategy has enabled us to produce combined ratios well below industry averages, while simultaneously generating premium growth well above industry averages. We have achieved an 89.5% average statutory combined ratio after policyholder dividends for the ten-year period ended December 31, 2000, compared to 107.7% for the property and casualty industry overall, based on data compiled by A.M. Best. While maintaining underwriting profitability, we have also produced compound annual net written premium growth of 29.2% over the same period, compared to 3.3% for the property and casualty industry overall, based on data compiled by A.M. Best.

The following table illustrates our statutory net premiums written and statutory combined ratios for the ten-year period ended December 31, 2000.

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------------
                                      1991    1992    1993    1994    1995    1996     1997     1998     1999     2000    CAGR(1)
                                      -----   -----   -----   -----   -----   -----   ------   ------   ------   ------   -------
                                                                    (DOLLARS IN MILLIONS)

Net Premiums Written................  $26.2   $36.2   $40.6   $55.4   $62.1   $84.0   $110.8   $143.0   $195.3   $263.6    29.2%
Loss & Loss Adjustment                                                                                                      AVG
                                                                                                                           ----
 Expense Ratio......................   57.8%   57.1%   56.5%   59.5%   57.1%   55.7%    55.3%    54.1%    59.7%    57.8%   57.1%

Expense Ratio.......................   35.0    38.7    34.5    29.9    29.6    31.1     29.1     31.0     33.6     31.3    32.4
                                      -----   -----   -----   -----   -----   -----   ------   ------   ------   ------    ----

Statutory Combined Ratio............   92.8%   95.8%   91.0%   89.4%   86.7%   86.8%    84.4%    85.1%    93.3%    89.1%   89.5%
                                      =====   =====   =====   =====   =====   =====   ======   ======   ======   ======    ====

---------------
(1) Compound annual growth rate.

     In addition to underwriting profitability and favorable premium growth, we have also focused on bottom line results, producing a compound annual growth rate of 31.7% in net operating income and 32.8% in net income since 1993, the year of our initial public offering. We have grown our shareholders' equity at a compound annual growth rate of 20.6%, and we have generated an average return on shareholders' equity of 15.7% over the same period.

MARKET OUTLOOK AND GROWTH OPPORTUNITIES

  Industry Trends

     During the 1990s and into 2000, the insurance industry maintained excess capacity, creating highly competitive market conditions, as evidenced by declining premium rates and, in many cases, policy terms less favorable to the insurer. As a result, the industry suffered from reduced profitability and a contraction of capacity as insurers chose or were forced to exit the marketplace. During the second half of 2000 and through the first nine months of 2001, reduced insurance and reinsurance supply and increased demand caused premium rates and policy terms to show signs of significant improvement.

     The terrorist attacks of September 11, 2001 caused the property and casualty industry to experience significant losses. As a result, industry participants expect that the rate increases and improving terms occurring before September 11 will continue through the remainder of 2001 and possibly into 2003. Increased reinsurance costs may, to some extent, offset the benefits of these trends to insurance companies.

     We believe that we are favorably positioned to take advantage of these improving conditions. We are currently experiencing average rate increases of 5% to 30% upon renewals. There can be no assurance, however, that these favorable trends will continue or that we can sustain these rate increases.

  Innovative Product Development

     Consistent with our focus on select niches and our product differentiation strategy, we continually seek out and evaluate new product opportunities. Using market information gathered by our production underwriting organization, preferred agents and home office staff, we create innovative products that we believe respond to the unique needs of our customers and producers. Through a disciplined process overseen by a product development committee, we develop features that we believe differentiate our polices and services from those of our competitors. We further differentiate ourselves by packaging multiple coverages into integrated policies that address the specific needs of some of our target markets. We believe that this innovative capability has enabled us to achieve more favorable pricing than our competitors.

  Acquisitions

     Since our inception, we have achieved our growth primarily through internal means. However, we consider acquisition opportunities when they arise, including books of business or companies, which complement our niche focus, parallel our conservative underwriting philosophy or otherwise meet our strategic objectives. In 1999 we established our presence in personal lines insurance through the acquisition of Liberty American Insurance Group, Inc.

SEGMENTS

     We divide our operations into three reportable business segments: the Commercial Lines Underwriting Group, which has underwriting responsibility for the commercial multi-peril package, commercial automobile and specialty property and inland marine insurance products; the Specialty Lines Underwriting Group, which has underwriting responsibility for the professional liability and directors' and officers' liability insurance products; and the Personal Lines Underwriting Group, which has underwriting responsibility for personal property and casualty insurance products for the manufactured housing and homeowners' markets.

     The following table sets forth, for the years ended December 31, 1998, 1999 and 2000 and for the nine months ended September 30, 2001, the gross written premiums for each of our reportable business segments and the percentages that those premiums represented.

                                                                                                        FOR THE
                                                                                                   NINE MONTHS ENDED
                                           FOR THE YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                         ---------------------------------------------------------------------   ---------------------
                                 1998                    1999                    2000                    2001
                         ---------------------   ---------------------   ---------------------   ---------------------
                         DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE
                         --------   ----------   --------   ----------   --------   ----------   --------   ----------
                                                            (DOLLARS IN THOUSANDS)
Commercial Lines.......  $163,162      82.7%     $200,972      73.1%     $239,446      66.2%     $236,795      65.4%
Specialty Lines........    30,396      15.4        48,532      17.7        68,193      18.8        60,699      16.8
Personal Lines.........     3,850       1.9        25,414       9.2        54,233      15.0        64,406      17.8
                         --------     -----      --------     -----      --------     -----      --------     -----
         Total.........  $197,408     100.0%     $274,918     100.0%     $361,872     100.0%     $361,900     100.0%
                         ========     =====      ========     =====      ========     =====      ========     =====

  Commercial Lines

     We have offered commercial multi-peril package policies to targeted niche markets for over 15 years. We offer our specialty niche package programs to non-profit and social service organizations, health and fitness organizations, homeowners' associations, specialty schools, condominium associations, boat dealerships, mobile home parks and day care facilities. We believe our ability to provide professional liability, general liability and directors' and officers' coverages in one policy is advantageous and convenient to our producers and policyholders.

     We have provided commercial automobile products to the leasing and rent-a-car industries for over 35 years. Products offered to the rent-a-car industry include coverage for the business owner's property, dual interest liability and physical damage on the rental vehicle. Additionally, through arrangements with a number of the largest rent-a-car companies, we also offer insurance at the rental car counter to rent-a-car customers. This insurance protects them against liability for bodily injury and property damage in excess of the statutory coverage provided with the rental vehicle and primary coverage over the customer's personal automobile insurance coverage. We have developed a proprietary sales training program to help the car rental companies offer this coverage to the public.

     We also offer a wide range of liability and physical damage coverages to companies that lease automobiles on an extended term basis and to their customers. For the renter, coverages include both primary liability and physical damage coverage on the vehicle. For the leasing company, coverages include contingent and excess liability over the primary liability layer, which protects the leasing company in the event of a loss when the primary coverage is absent or inadequate. Additional products offered to leasing companies include interim primary liability and physical damage coverage, which protects the leasing company before and after the vehicle is delivered to the renter; residual value coverage, which guarantees the value of the leased vehicle at the termination of the lease; and guaranteed asset protection coverage, which protects the leasing company and renter for the difference between the leased vehicle's actual cash value and the lease or loan value in instances where the vehicle is stolen or damaged beyond repair.

     We also have provided specialty property and inland marine policies since 1998, targeting large property and inland marine risks. Products include the Ultimate Cover(R) policy, designed to insure specific classes of customers, including shopping centers, business parks and medical facilities. We believe that the Ultimate Cover(R) policy not only provides the opportunity to market to new insureds, but also provides the opportunity to round out existing product offerings and create cross-selling opportunities. For our inland marine products, we concentrate our efforts on the larger segments of the inland marine market, including new builders' risk and miscellaneous property floaters.

  Specialty Lines

     We have been providing specialty professional liability products for approximately 13 years, specializing in proprietary policies developed primarily for the professional liability, employment practices and directors' and officers' liability markets. The professional liability products provide errors and omissions coverage for lawyers, accountants and other professionals. We offer the directors' and officers' liability product to non-profit, for-profit and financial institutions, with an emphasis on non-profit institutions and private companies.

  Personal Lines

     We entered the personal lines property and casualty business when we acquired Liberty American Insurance Group, Inc. in 1999. Through Liberty as our personal lines platform, we produce and underwrite specialized manufactured housing and homeowners' property and casualty business, principally in Florida, and, to a lesser extent, in California, Arizona and Nevada. We also write and service federal flood insurance under the National Flood Insurance Program for both personal and commercial policyholders. Products offered include manufactured housing insurance for senior citizen retirees in "preferred" parks, a program for newly constructed manufactured homes on private property, and a preferred homeowners' program that targets newer homes valued between $100,000 and $250,000 in gated retiree communities. In coastal counties in Florida, we also offer a homeowners' program that excludes wind exposure. The Florida Windstorm Underwriting Association insures the wind exposure on these risks.

DISTRIBUTION

     We market our products and services through a multi-channel distribution system, which we believe enables us to increase the effectiveness of our producers and more readily identify those opportunities offering a good balance between risk and return. Our "mixed" marketing approach also gives us closer interaction with our producers and policyholders and enhances our ability to provide high quality service. We supplement our marketing efforts through trade shows, direct mailings, print media and advertisements placed in select national trade magazines. We have also established an Internet-based marketing system for our personal lines business.

     Our production underwriting organization, the focal point of our marketing program, consisted of 144 professionals as of September 30, 2001, operating from 36 offices located across the United States. Our production underwriting organization markets our products and services directly to our customers, coordinates the efforts of our external producers and trains our external producers to more effectively generate profitable business. Our production underwriters have a strong underwriting orientation and act as our first screen for consistency with our organization's underwriting criteria. For example, our production underwriters review all applications against our general underwriting guidelines before the applications are submitted to our home office underwriters for a more detailed review.

     Our network of independent agents and brokers was approximately 6,000 strong as of September 30, 2001. We have established special relationships with a core group of 59 producers that we refer to as "preferred agents." Preferred agents derive numerous benefits from us, including sharing in their underwriting profits, in exchange for meeting pre-established production and loss ratio criteria. Through consultative sales and marketing, we have developed "value-added" relationships with our producers, allowing us to compete on a basis other than price alone. Our field force assists our producers in developing focused marketing plans as well as training agents to implement those plans. Agents are also provided with leads as well as point of sale support to enhance their effectiveness at customer presentations. The following table shows our gross written premiums for the nine months ended September 30, 2001 by source of production.

                         DISTRIBUTION OF GROSS WRITTEN
                         PREMIUMS BY PRODUCTION SOURCE

Production Underwriters.....................................    8%
Preferred Agents............................................   21%
Independent Brokers.........................................   71%
                                                              ---
          Total.............................................  100%
                                                              ===

     During 2000, we renewed approximately 82% of our insurance policies. Our average renewal rate over the last five years has been approximately 82%. We attribute this to our strong relationships with our policyholders and producers, maintained primarily through regular interaction with our production underwriting organization, as well as our belief that we are perceived as a long term, stable industry leader in the specialty property and casualty marketplace.

     We are licensed in 48 states and the District of Columbia and write business in all states and the District of Columbia. We are also approved to write insurance on an excess and surplus lines basis in 37 states through our surplus lines insurance subsidiary, Philadelphia Insurance Company.

MANAGEMENT

     Our senior management team has extensive experience in the insurance industry. James J. Maguire, our founder, Chairman and Chief Executive Officer, has spent over 40 years in the industry. The remaining members of the senior management team average over 20 years of insurance experience. Our senior management team is supported by 9 regional Vice Presidents with an average of 13 years of experience.

RECENT DEVELOPMENTS

     We have exposure to the September 11, 2001 terrorist attacks, with claims expected to arise mainly from our business interruption, business personal property, business property and workers' compensation insurance coverages. We have performed a detailed analysis of contracts we believe are exposed to this event. We estimate losses incurred of $4.0 million, net of reinsurance recoveries, based on our preliminary reports and estimates of loss and damage. We estimate ceded reinsurance coverage of $0.5 million. While this is our best estimate at this time, it could change as more information becomes available. We do not believe that there will be any collectibility issues with respect to the $0.5 million of ceded losses.

     Our most recent financial results are as follows. Net operating income, excluding losses resulting from the September 11 terrorist attacks, for the third quarter ended September 30, 2001 increased 43.1% to $8.3 million, $0.45 diluted earnings per share, versus net operating income of $5.8 million, $0.40 diluted earnings per share, for the same period in 2000. Net income for the third quarter was $6.0 million, $0.32 diluted and $0.34 basic earnings per share, versus $8.1 million, $0.56 diluted and $0.69 basic earnings per share, for the same period in 2000. Net income for the quarter ended September 30, 2001 included pre-tax losses of $4.0 million, $0.14 diluted loss per share, resulting from the September 11 terrorist attacks and $0.3 million, $0.01 diluted earnings per share, in after-tax realized investment gains versus $2.3 million, $0.16 diluted earnings per share, in after-tax realized investment gains for the same quarter in 2000. Gross written premiums increased 31.8% in the third quarter to $137.2 million versus $104.1 million in the same quarter in 2000.

     Net operating income, excluding losses resulting from the September 11 terrorist attacks, for the nine months ended September 30, 2001 increased 29.4% to $22.0 million, $1.34 diluted earnings per share, versus net operating income of $17.0 million, $1.16 diluted earnings per share, for the same period in 2000. Net income for the nine months ended September 30, 2001 was $21.4 million, $1.31 diluted and $1.37 basic earnings per share, versus $19.6 million, $1.34 diluted and $1.62 basic earnings per share, for the same period in 2000. Net income for the nine months ended September 30, 2001 included pre-tax losses of $4.0 million, $0.16 diluted loss per share, resulting from the September 11 terrorist attacks and $2.0 million, $0.13 diluted earnings per share, in after-tax realized investment gains versus $2.6 million, $0.18 diluted earnings per share, in after-tax realized investment gains for the same period in 2000. Gross written premiums increased 33.5% for the nine month period in 2001 to $361.9 million, versus $271.1 million for the same period in 2000. Our book value per share at September 30, 2001 was $17.31.


     As a result of the terrorist attacks on September 11, the Administration and Congress have been engaged in discussions with the insurance industry as to the possible involvement of the federal government with respect to terrorism insurance. There can be no assurance as to whether there will be any federal government role in insuring losses from terrorism or the precise nature of any role, and there is no assurance as to the effect of any federal government role on our business and results of operations.


PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at One Bala Plaza, Suite 100, Bala Cynwyd, Pennsylvania, 19004 (telephone number: (610) 617-7900).

                                  THE OFFERING

Common stock offered

     By Philadelphia
Consolidated..................   3,000,000 shares

     By the selling
shareholder...................   1,000,000 shares

Common stock outstanding after
the offering (assuming the
  offering occurred on
  September 30, 2001).........   20,851,595 shares


Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the over-allotment options will be approximately $108.7 million.
                                 We intend to use these net proceeds for


                                 - additional capital for our insurance
                                   subsidiaries, and

                                 - general corporate purposes.

                                 We will not receive any proceeds from the sale of shares by the selling shareholder.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Dividend policy...............   We have not paid dividends on our common stock
                                 and do not intend to pay any dividends in the foreseeable future. We intend to retain earnings to enhance future growth.

Nasdaq National Market
symbol........................   PHLY

     The number of shares outstanding after the offering excludes 1,363,275 shares reserved for issuance on the exercise of options granted under our stock option plans at an average option exercise price of $17.60 per share. The number of shares outstanding after the offering assumes that the underwriters' over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue and sell an additional 600,000 shares, so that a total of 21,451,595 shares would be outstanding after the offering (assuming the offering occurred on September 30, 2001).

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary consolidated financial data and other operating information. The financial data as of and for each of the five years ended December 31, 2000 are derived from our audited consolidated financial statements. The financial data as of and for the nine month periods ended September 30, 2001 and 2000 are derived from our unaudited consolidated financial statements. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001 or for any other period.

     The following summary consolidated financial data should be read in conjunction with the consolidated financial statements of Philadelphia Consolidated and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus.

          SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                  AS OF
                                                                                                               AND FOR THE
                                                                                                            NINE MONTHS ENDED
                                              AS OF AND FOR THE YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1996          1997          1998          1999          2000          2000          2001
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                               (UNAUDITED)
OPERATIONS AND COMPREHENSIVE
  INCOME STATEMENT DATA:
Gross Written Premiums..........  $   136,855   $   159,091   $   197,408   $   274,918   $   361,872   $   271,110   $   361,900
Net Written Premiums............       83,994       111,797       143,036       184,071       263,429       191,523       255,821

Net Earned Premiums.............       72,050       100,555       122,687       164,915       227,292       162,189       215,981
Net Investment Income...........        7,910         9,703        15,448        20,695        25,803        18,126        24,371
Net Realized Investment Gain
  (Loss)........................          260           (16)          474         5,700        11,718         4,038         3,105
Other Income....................          282           228           219         4,722         8,981         7,525           221
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue...........       80,502       110,470       138,828       196,032       273,794       191,878       243,678
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Loss and Loss Adjustment
  Expenses......................       40,118        55,009        66,374        99,410       131,304        94,183       132,658
Acquisition Costs and Other
  Underwriting Expenses.........       22,210        31,344        38,422        53,793        75,054        53,568        71,043
Other Operating Expenses........        1,386         1,909         2,212         8,939        14,679         9,962         5,136
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Losses and
          Expenses..............       63,714        88,262       107,008       162,142       221,037       157,713       208,837
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Minority Interest:
  Distributions on Company
    Obligated Mandatorily
    Redeemable Preferred
    Securities of Subsidiary
    Trust.......................                                    4,770         7,245         7,245         5,434         2,749
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income Before Income Taxes......       16,788        22,208        27,050        26,645        45,512        28,731        32,092
Total Income Tax Expense........        3,414         5,338         7,022         7,802        14,742         9,136        10,670
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net Income..............  $    13,374   $    16,870   $    20,028   $    18,843   $    30,770   $    19,595   $    21,422
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
BASIC EARNINGS PER
  SHARE(1)(2)...................  $      1.13   $      1.38   $      1.63   $      1.51   $      2.53   $      1.62   $      1.37
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
DILUTED EARNINGS PER
  SHARE(1)(2)...................  $      0.94   $      1.13   $      1.34   $      1.25   $      2.11   $      1.34   $      1.31
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
FINANCIAL POSITION:
  Total Investments and Cash and
    Cash Equivalents............  $   180,061   $   229,599   $   388,059   $   420,016   $   487,028   $   457,977   $   588,961
  Total Assets..................      231,725       292,724       476,390       599,051       730,464       682,187       879,568
  Unpaid Loss and Loss
    Adjustment Expenses.........       96,642       122,430       151,150       188,063       237,494       226,680       286,787
  Minority Interest in
    Consolidated Subsidiaries...                                   98,905        98,905        98,905        98,905            --
  Total Shareholders' Equity....       85,642       111,284       137,483       161,440       182,325       171,158       309,061
  Common Shares
    Outstanding(1)..............   12,079,612    12,242,431    12,200,563    12,590,908    13,431,408    13,381,924    17,851,595
INSURANCE OPERATING RATIOS
  (STATUTORY BASIS):
  Net Loss and Loss Adjustment
    Expenses to Net Earned
    Premiums....................         55.7%         55.3%         54.1%         59.7%         57.8%         58.1%         61.4%
  Underwriting Expenses to Net
    Written Premiums............         31.1%         29.1%         31.0%         33.6%         31.3%         33.1%         31.1%
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Combined Ratio................         86.8%         84.4%         85.1%         93.3%         89.1%         91.2%         92.5%
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
                                            A             A            A+            A+            A+            A+            A+
A.M. Best Rating................  (Excellent)   (Excellent)    (Superior)    (Superior)    (Superior)    (Superior)    (Superior)

---------------

(1) 1996 share data restated to reflect a two-for-one split of the Company's common stock distributed in November 1997.

(2) 1996 earnings per share amounts restated in accordance with the provisions of SFAS No. 128 adopted as of December 31, 1997.

                                  RISK FACTORS

IF OUR INSURANCE COMPANY SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE LOANS TO US DUE TO GOVERNMENT REGULATIONS THAT APPLY TO INSURANCE COMPANIES OR FOR ANY REASON, WE MAY NOT BE ABLE TO CONTINUE OUR NORMAL BUSINESS OPERATIONS.

     We are a holding company. Our principal assets currently consist of all or substantially all of the equity interests of our subsidiaries listed below:

     - Philadelphia Indemnity Insurance Company;

     - Philadelphia Insurance Company;

     - Maguire Insurance Agency, Inc.;

     - PCHC Investment Corp., a Delaware investment corporation;

     - Liberty American Insurance Group, Inc., an insurance holding company;

     - Mobile USA Insurance Company;

     - Liberty American Insurance Company;

     - Mobile Homeowners Insurance Agencies, Inc.; and

     - Liberty American Premium Finance Company.

     Philadelphia Indemnity Insurance Company, Philadelphia Insurance Company, Mobile USA Insurance Company, Inc. and Liberty American Insurance Company are our insurance company subsidiaries and are licensed to issue insurance policies. Maguire Insurance Agency, Inc. is an underwriting manager and Mobile Homeowners Insurance Agencies, Inc. is an insurance agency that markets, underwrites and services mobile homeowners and preferred homeowners insurance policies.

     Our primary sources of funds are dividends and payments from our subsidiaries that we receive under tax allocation agreements. Government regulations that apply to insurance companies restrict the ability of our insurance company subsidiaries to pay dividends and make loans to us. The accumulated profits of these subsidiaries from which dividends may be paid totaled $96.6 million at December 31, 2000. Of this amount, these insurance company subsidiaries may pay a total of about $24.6 million of dividends in 2001 without obtaining prior approval from the department of insurance for the states in which they are located. Further, creditors of any of our subsidiaries will have the right to be paid in full the amounts they are owed if a subsidiary liquidates its assets or undergoes a reorganization or other similar transaction before we will have the right to receive any distribution of assets from the subsidiary, unless we also are recognized as a creditor of the subsidiary. If we are unable to receive distributions from our subsidiaries, we may not be able to continue our normal business operations. At September 30, 2001, our subsidiaries had total liabilities, excluding liabilities owed to us, of approximately $570.4 million.

IF A.M. BEST DOWNGRADES THE RATINGS OF OUR INSURANCE COMPANY SUBSIDIARIES, WE WILL NOT BE ABLE TO COMPETE AS EFFECTIVELY WITH OUR COMPETITORS AND OUR ABILITY TO SELL INSURANCE POLICIES COULD DECLINE, REDUCING OUR SALES AND EARNINGS.

     A.M. Best Company rates our insurance company subsidiaries "A+" (Superior). According to A.M. Best Company, companies rated "A+" (Superior) have, on balance, superior financial strength, operating performance and market profile, when compared to the standards established by the A.M. Best Company, and have a very strong ability to meet their ongoing obligations to policyholders. We believe that the rating assigned by A.M. Best Company is an important factor in marketing our products. If the agency downgrades our ratings in the future, it is likely that:

     - we would not be able to compete as effectively with our competitors; and

     - our ability to sell insurance policies could decline.

If that happens, our sales and earnings would decrease. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors.

IF OUR RESERVES FOR LOSSES AND COSTS RELATED TO ADJUSTMENT OF LOSSES ARE NOT ADEQUATE, WE WOULD HAVE TO INCREASE OUR RESERVES, WHICH WOULD RESULT IN REDUCTIONS IN NET INCOME AND POLICYHOLDERS' SURPLUS AND COULD RESULT IN A DOWNGRADING OF THE RATING OF OUR INSURANCE COMPANY SUBSIDIARIES.

     We establish reserves for losses and costs related to the adjustment of losses under the insurance policies we write. We determine the amount of these reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies. Our insurance subsidiaries obtain an annual statement of opinion from an independent actuary firm on these reserves. While we believe that our reserves are adequate, we base these reserves on assumptions about future events. The following factors may have a substantial impact on our future loss experience:

     - the amounts of claims settlements;

     - legislative activity; and

     - changes in inflation and economic conditions.

     Actual losses and the costs we incur related to the adjustment of losses under insurance policies may be different from the amount of reserves we establish. Government regulators will require that we increase our reserves if they later determine that we understated our reserves. When we increase reserves, our net income for the period will decrease by a corresponding amount. For example, during the third quarter of 1999 we increased our reserves by $5.0 million as a result of an increase in the incidence and amount of claims under the general liability coverage of our nursing home and assisted living insurance policies. We discontinued offering those classes of business during the fourth quarter of 1998. In addition, strengthening reserves causes a reduction in policyholders' surplus and could cause a downgrading of the rating of our insurance company subsidiaries. This in turn could hurt our ability to sell insurance policies.

     We recently announced that we estimate our pre-tax losses from the recent attacks of September 11, 2001 to be $4.0 million, net of reinsurance recoveries. These estimates are based on our analysis to date and our examination of known exposures. Although we are comfortable with these estimates, it is conceivable that we will need to increase them given the uncertain nature of damage theories and loss amounts and the ongoing development of facts related to the attacks.

IF MARKET CONDITIONS CAUSE REINSURANCE TO BE MORE COSTLY OR UNAVAILABLE, WE MAY BE REQUIRED TO BEAR INCREASED RISKS OR REDUCE THE LEVEL OF OUR UNDERWRITING COMMITMENTS.

     As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite, especially risks related to catastrophes. As a result of the attacks of September 11, 2001, we anticipate significant increases in the price of reinsurance we purchase beginning in 2002. We also anticipate that the terms available for reinsurance will become less favorable to us.

WE CANNOT GUARANTEE THAT OUR REINSURERS WILL PAY IN A TIMELY FASHION, IF AT ALL, AND, AS A RESULT, WE COULD EXPERIENCE LOSSES.

     We transfer some of the risk we have assumed to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial results would be adversely affected. The attacks of September 11, 2001 may affect the financial resources of some of our reinsurers.

WE, AS A PRIMARY INSURER, MAY NOT BE ABLE TO OBTAIN REINSURANCE COVERAGE FOR TERRORIST ACTS. IF THAT HAPPENS, WE WOULD HAVE A SIGNIFICANT GAP IN OUR REINSURED PROTECTION AND WOULD BE EXPOSED TO POTENTIAL LOSSES AS A RESULT OF ANY TERRORIST ACTS.

     We cannot determine the full impact of the terrorist attacks of September 11, 2001 on the availability, price, and terms of insurance and reinsurance for future acts of terrorism. Even if reinsurers are able to exclude coverage for terrorist acts or price that coverage at unreasonably high rates, primary insurers, like our insurance company subsidiaries, might not be able to likewise exclude terrorist acts because of regulatory constraints. If this does occur, we, in our capacity as a primary insurer, would have a significant gap in our reinsured protection and would be exposed to potential losses as a result of any terrorist acts.

CLAIMS RELATED TO CATASTROPHIC EVENTS COULD RESULT IN CATASTROPHE LOSSES.

     It is possible that a catastrophic event could greatly increase claims under the insurance policies we write. This, in turn, could result in losses for one or more of our insurance company subsidiaries. Catastrophes may result from a variety of events or conditions, including hurricanes, windstorms, earthquakes, hail and other severe weather conditions and may include terrorist events such as the attacks on the World Trade Center and Pentagon on September 11, 2001.

     We generally try to reduce our exposure to catastrophe losses through underwriting and the purchase of catastrophe reinsurance. But, reinsurance may not be sufficient to cover our actual losses. In addition, a number of states from time to time have passed legislation that has had the effect of limiting the ability of insurers to manage risk, such as legislation prohibiting an insurer from withdrawing from catastrophe-prone areas. If we are unable to maintain adequate reinsurance or to withdraw from areas where we experience or expect significant catastrophe-related claims, we could experience significant losses.

OUR RESULTS MAY FLUCTUATE AS A RESULT OF MANY FACTORS, INCLUDING CYCLICAL CHANGES IN THE INSURANCE INDUSTRY.

     The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

     - rising levels of actual costs that are not known by companies at the time they price their products;

     - volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or additional terrorist attacks;

     - changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurer's liability develop; and

     - fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

     The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. The property casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

WE FACE SIGNIFICANT COMPETITIVE PRESSURES IN OUR BUSINESS THAT COULD CAUSE DEMAND FOR OUR PRODUCTS TO FALL AND ADVERSELY AFFECT OUR PROFITABILITY.

     We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have greater financial and marketing resources than we do. Our profitability could be adversely affected if we lose business to competitors offering similar or better products at or below our prices. In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. New competition from these developments could cause the demand for our products to fall, which could adversely affect our profitability.

     A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

     - the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies such as banks and brokerage firms to engage in the insurance business), which could result in increased competition from new entrants to our markets;

     - the formation of new insurers and an influx of new capital in the marketplace as existing companies attempt to expand their business as a result of better pricing and/or terms;

     - programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage; and

     - changing practices caused by the Internet, which have led to greater competition in the insurance business.

     These developments could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance capacity. In that event, recent favorable industry trends that have reduced insurance and reinsurance supply and increased demand could be reversed and may negatively influence our ability to maintain or increase rates. Accordingly, these developments could have an adverse effect on our earnings.

BECAUSE WE ARE HEAVILY REGULATED BY THE STATES IN WHICH WE OPERATE, WE MAY BE LIMITED IN THE WAY WE OPERATE.

     We are subject to extensive supervision and regulation in the states in which we operate. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our insurance policyholders and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things:

     - standards of solvency, including risk-based capital measurements;

     - restrictions on the nature, quality and concentration of investments;

     - restrictions on the types of terms that we can include in the insurance policies we offer;

     - certain required methods of accounting;

     - reserves for unearned premiums, losses and other purposes; and

     - potential assessments for the provision of funds necessary for the settlement of covered claims under certain insurance policies provided by impaired, insolvent or failed insurance companies.

     The regulations or the state insurance departments may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. In light of several recent significant property and casualty insurance company insolvencies, it is possible that assessments we must pay to state guarantee funds may increase.

BECAUSE OUR INVESTMENT PORTFOLIO IS MADE UP OF PRIMARILY FIXED INCOME SECURITIES, OUR INVESTMENT INCOME COULD SUFFER AS A RESULT OF FLUCTUATIONS IN INTEREST RATES.

     We currently maintain and intend to continue to maintain an investment portfolio made up of primarily fixed income securities. The fair value of these securities can fluctuate depending on changes in interest rates. Generally, the fair market value of these investments increases or decreases in an inverse relationship with changes in interest rates, while net investment income earned by us from future investments in fixed income securities will generally increase or decrease with interest rates. Changes in interest rates may result in fluctuations in the income derived from, and the valuation of, our fixed income investments, which could have an adverse effect on our results of operations and financial condition.

PROVISIONS OF THE PENNSYLVANIA BUSINESS CORPORATION LAW, OUR ARTICLES OF INCORPORATION AND THE INSURANCE LAWS OF PENNSYLVANIA, FLORIDA AND OTHER STATES MAY DISCOURAGE TAKEOVER ATTEMPTS.

     The Pennsylvania Business Corporation Law contains "anti-takeover" provisions. We have opted out of most of these provisions. However, Subchapter F of Chapter 25 of the Business Corporation Law applies to us and may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in shareholders receiving a premium over market price for their shares. Subchapter F of the Business Corporation Law prohibits certain "business combinations" between an "interested shareholder" and a corporation, unless the corporation's board of directors gives prior approval and certain other conditions are satisfied, or there is an available exemption. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions using our assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, is a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

     In addition, our Articles of Incorporation allow the Board of Directors to issue one or more classes or series of preferred stock with voting rights, preferences and other privileges as the Board may determine. The issuance of preferred shares could adversely affect the holders of our common stock and could prevent, delay or defer a change of control.

     We are also subject to the laws of various states, like Pennsylvania and Florida, governing insurance holding companies. Under these laws, a person generally must obtain the applicable Insurance Department's approval to acquire, directly or indirectly, 5% to 10% or more of the outstanding voting securities of Philadelphia Consolidated or our insurance subsidiaries. An Insurance Department's determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquiror's financial stability, the competence of its management and whether competition in that state would be reduced. These laws may delay or prevent a takeover of Philadelphia Consolidated or our insurance company subsidiaries.

WE HAVE A LARGE SHAREHOLDER WHOSE INTERESTS MAY DIVERGE FROM THOSE OF OUR OTHER SHAREHOLDERS.

     Mr. James J. Maguire, our Chief Executive Officer and Chairman of our Board of Directors, and his wife beneficially own approximately 26% of our issued and outstanding common stock. If Mr. Maguire sells all 1,000,000 shares of common stock as described in this prospectus, he and his wife will beneficially own approximately 17% of our issued and outstanding common stock. Other members of Mr. Maguire's immediate family own an additional 4% of our issued and outstanding common stock. Consequently, Mr. Maguire will be in a position to strongly influence the outcome of substantially all corporate actions requiring shareholder approval, including mergers involving us, sales of all or substantially all of our assets, and the adoption of certain amendments to our Articles of Incorporation. In so acting, Mr. Maguire may have interests different than, or adverse to, those of the rest of our shareholders.

                                USE OF PROCEEDS


     We estimate that we will receive about $108.7 million in net proceeds from this offering, based upon an assumed public offering price of $38.15 per share (the last reported sale price of our common stock on the Nasdaq National Market on November 6, 2001), after deducting underwriting discounts and commissions and our estimated expenses for this offering of approximately $5.8 million. If the underwriters' over-allotment is exercised in full, we estimate that our net proceeds will be about $130.5 million.


     We intend to use the net proceeds from this offering for additional capital for our insurance subsidiaries, as needed, and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholder.

                                DIVIDEND POLICY

     We have not in the past paid dividends on our stock and do not intend to pay any dividends in the foreseeable future. We intend to retain earnings to enhance future growth.

     As a holding company, we are dependent upon dividends and other permitted payments from our subsidiaries to pay any cash dividend. Our subsidiaries' ability to pay dividends to us is limited by government regulations. See "Risk Factors."

                                 CAPITALIZATION


     The following table shows our capitalization at September 30, 2001, and as adjusted to give effect to the sale of the common stock offered by this prospectus based upon an assumed public offering price of $38.15 per share (the last reported sale price of our common stock on the Nasdaq National Market on November 6, 2001) and assumes underwriting discounts and commissions and estimated offering expenses of approximately $5.8 million.



                                                                ACTUAL           AS ADJUSTED
                                                              -----------       --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
Loans.......................................................   $ 29,841            $ 29,841
                                                               --------            --------
Shareholders' equity:
  Preferred stock, par value $.01 per share, 10,000,000
     shares authorized; no shares issued....................         --                  --
  Common stock no par value, 50,000,000 shares authorized,
     17,851,595 (actual) and 20,851,595 (as adjusted) shares
     issued and outstanding.................................    149,918             258,582
  Additional paid-in capital
  Retained earnings.........................................    145,958             145,958
  Accumulated other comprehensive income....................     13,185              13,185
                                                               --------            --------
     Total shareholders' equity.............................    309,061             417,725
                                                               --------            --------
       Total capitalization.................................   $338,902            $447,566
                                                               ========            ========
Book value per share........................................   $  17.31            $  20.03

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "PHLY." The following table shows the high and low bid prices of our common stock as reported by the National Association of Securities Dealers for each fiscal period shown.


                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
1999
  First quarter.............................................  $24.188    $    19.375
  Second quarter............................................   25.500         20.625
  Third quarter.............................................   24.438         10.813
  Fourth quarter............................................   16.688         13.125
2000
  First quarter.............................................   16.250         14.125
  Second quarter............................................   18.125         14.250
  Third quarter.............................................   21.000         15.625
  Fourth quarter............................................   30.875         19.875
2001
  First quarter.............................................   31.922         25.375
  Second quarter............................................   36.000         24.250
  Third quarter.............................................   37.500         24.350
  Fourth quarter (through November 6, 2001).................   41.050         32.880



     On November 6, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $38.15 per share. As of November 1, 2001, there were 373 holders of record of our common stock.

                                    BUSINESS

BUSINESS OVERVIEW AND STRATEGY

     We design, market and underwrite specialty commercial and personal property and casualty insurance products incorporating value-added coverages and services for select target markets or niches. We distribute our insurance through a diverse, multichannel delivery system centered around our direct production underwriting organization. A select group of 59 "preferred agents" and a broader network of approximately 6,000 independent agents supplement our production underwriting organization, which consisted of 144 professionals located in 36 regional and field offices across the United States as of September 30, 2001.

     Our commercial products include commercial multi-peril package insurance targeting specialized niches, including non-profit organizations, health and fitness organizations, homeowners' associations, condominium associations, specialty schools and day care facilities; commercial automobile insurance targeting the leasing and rent-a-car industries; property insurance for large commercial accounts such as shopping centers, business parks and medical facilities; and inland marine products targeting larger risks such as new builders' risk and miscellaneous property floaters. We also write select classes of professional liability and directors' and officers' liability products, as well as personal property and casualty products for the manufactured housing and homeowners' markets.

     Our core strategy involves three major principles:

     - First, we adhere to an underwriting philosophy aimed at consistently generating underwriting profits through sound risk selection and pricing discipline.

     - Second, we distribute our products through a "mixed" marketing platform, combining direct sales, an extensive network of independent agents and a subset of this network, known as "preferred agents," with whom we have established special distribution arrangements.

     - Third, we seek to create value-added coverage and service features not found in typical property and casualty policies that we believe differentiate and enhance the marketability and appeal of our products relative to our competitors.

     We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative development trends. We are able to track our performance, including loss ratios, by segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine, primarily monthly, basis as part of our policy of continuously analyzing and reviewing our book of business.

     We maintain a local presence to more effectively serve our producer and customer base, operating through 9 regional offices and 27 field offices throughout the country, which report to the regional offices. These offices are staffed with field underwriters, marketers and, in some cases, claims personnel, who interact closely with home office management in making key decisions. This approach allows us to adapt our underwriting and marketing strategies to local conditions and build close relationships with our customers and producers at the local level.

     We select and target industries and niches that present specialized areas of demand where we believe we can grow our business through creatively developing insurance products with innovative features specially designed to meet those areas of demand. We have found that these features are not included in typical property and casualty policies, enabling us to compete based on the unique or customized nature of the coverage we provide as opposed to its price.

BUSINESS SEGMENTS

     Our operations are divided into three reportable business segments:

     - Commercial Lines Underwriting Group, which has underwriting responsibility for the commercial multi-peril package, commercial automobile and specialty property and inland marine insurance products;

     - Specialty Lines Underwriting Group, which has underwriting responsibility for the professional liability and directors' and officers' liability insurance products; and

     - Personal Lines Underwriting Group, which has underwriting responsibility for personal property and casualty insurance products for the manufactured housing and homeowners' markets.

     The following table sets forth, for the years ended December 31, 1998, 1999 and 2000 and for the nine months ended September 30, 2001, the gross written premiums for each of our reportable business segments and the percentages that those premiums represented.

                                                                                                        FOR THE
                                                                                                   NINE MONTHS ENDED
                                           FOR THE YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                         ---------------------------------------------------------------------   ---------------------
                                 1998                    1999                    2000                    2001
                         ---------------------   ---------------------   ---------------------   ---------------------
                         DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE   DOLLARS    PERCENTAGE
                         --------   ----------   --------   ----------   --------   ----------   --------   ----------
                                                            (DOLLARS IN THOUSANDS)
Commercial Lines.......  $163,162      82.7%     $200,972      73.1%     $239,446      66.2%     $236,795      65.4%
Specialty Lines........    30,396      15.4        48,532      17.7        68,193      18.8        60,699      16.8
Personal Lines.........     3,850       1.9        25,414       9.2        54,233      15.0        64,406      17.8
                         --------     -----      --------     -----      --------     -----      --------     -----

    Total..............  $197,408     100.0%     $274,918     100.0%     $361,872     100.0%     $361,900     100.0%
                         ========     =====      ========     =====      ========     =====      ========     =====

  Commercial Lines

     Commercial Package: We have offered commercial multi-peril package policies to targeted niche markets for over 15 years. Our customers for these policies include:

     - non-profit and social service organizations;

     - health and fitness organizations;

     - homeowners' associations;

     - specialty schools;

     - condominium associations;

     - boat dealerships;

     - mobile home parks; and

     - day care facilities.

The package policies provide a combination of comprehensive liability, property and automobile coverage with limits up to $1.0 million for casualty, $50.0 million for property, and umbrella limits on an optional basis up to $10.0 million. We believe our ability to provide professional liability, general liability and directors' and officers' coverages in one policy is advantageous and convenient to our producers and policyholders.

     Commercial Automobile and Commercial Excess: We have provided commercial automobile products to the leasing and rent-a-car industries for over 35 years. We offer to the rent-a-car industry coverage for:

     - the business owner's property; and

     - dual interest liability and physical damage on the rental vehicle.

     We offer additional coverage at the rental car counter to rent-a-car customers through arrangements with a number of the largest rent-a-car companies. This insurance protects them against liability for bodily injury and property damage in excess of the statutory coverage provided with the rental vehicle and primary coverage over the customer's personal automobile insurance coverage. We have developed a proprietary sales training program to help the car rental companies offer this coverage to the public. This coverage also pays claims up to the coverage limit and is primary over the renter's personal automobile insurance coverage.

     We also offer a wide range of liability and physical damage coverages to companies that lease automobiles on an extended term basis and to their customers. For the renter, coverages include both primary liability and physical damage coverage on the vehicle. For the leasing company, coverages include contingent and excess liability over the primary liability layer, which protects the leasing company in the event of a loss when the primary coverage is absent or inadequate. We also offer the following products to leasing companies:

     - interim primary liability and physical damage coverage, which protects the leasing company before and after the vehicle is delivered to the renter;

     - residual value coverage, which guarantees the value of the leased vehicle at the termination of the lease; and

     - guaranteed asset protection coverage, which protects the leasing company and renter for the difference between the leased vehicle's actual cash value and the lease or loan value in instances where the vehicle is stolen or damaged beyond repair.

     Specialty Property & Inland Marine: In September 1998, we introduced a new line of business with our specialty property and inland marine underwriters. These underwriters specialize in:

     - insuring large property risks for specific classes of customers, including shopping centers, business parks and medical facilities; and

     - underwriting and providing marketing for various classes of inland marine insurance, concentrating on the larger segments of inland marine, including new builders' risk and miscellaneous property floaters.

  Specialty Lines

     We have been providing specialty professional liability products for approximately 13 years, specializing in proprietary policies developed primarily for the professional liability, employment practices and directors' and officers' liability markets. The professional liability products provide errors and omissions coverage for lawyers, accountants and other professionals. We offer the directors' and officers' liability product to non-profit, for-profit and financial institutions, with an emphasis on non-profit institutions and private companies.

  Personal Lines

     We entered the personal lines property and casualty business when we acquired Liberty American Insurance Group, Inc. in 1999. Through Liberty as our personal lines platform, we produce and underwrite specialized manufactured housing and homeowners' property and casualty business, principally in Florida, and, to a lesser extent, in California, Arizona and Nevada. We also write and service federal flood insurance under the National Flood Insurance Program for both personal and commercial policyholders.

Products offered include manufactured housing insurance for senior citizen retirees in "preferred" parks, a program for newly constructed manufactured homes on private property; and a preferred homeowners' program that targets newer homes valued between $100,000 and $250,000 in gated retiree communities. In coastal counties in Florida, we also offer a homeowners' program that excludes wind exposure. The Florida Windstorm Underwriting Association insures the wind exposure on these risks.

UNDERWRITING AND PRICING

     Our three underwriting divisions, the commercial lines, specialty lines, and personal lines, are responsible for pricing, managing the risk selection process and monitoring loss ratios and trends in their respective books of business.

     We attempt to adhere to conservative underwriting and pricing practices. Our underwriting strategy is detailed in an "Underwriting Performance Goals" document signed by each underwriting professional. We maintain written underwriting guidelines for all classes of business underwritten, and we update them regularly. We maintain adherence to underwriting guidelines through underwriting audits, and we measure product price levels using a price monitoring system which measures the aggregate price level of the book of business. This system is intended to assist management and underwriters in promptly recognizing and correcting price deterioration. When necessary, we are willing to re-underwrite, sharply curtail or discontinue a product if we believe it presents unacceptable risks.

     The Commercial Lines Underwriting Group has underwriting responsibility for our commercial multi-peril package, commercial automobile and specialty property and inland marine products. The Commercial Lines Underwriting Group currently consists of 33 home office underwriters that are supported by underwriting assistants, raters, and other policy administration personnel. The commercial lines home office underwriters and support staff underwrite and service renewal business and support the field underwriters. The underwriting unit is under the direction of an Underwriter Manager who reports to the Vice President of Commercial Lines Underwriting.

     We have commercial lines underwriters in each of our regional marketing offices and two of our field offices. These 15 underwriters must price and underwrite new business within our guidelines and policy issuance. Our senior underwriting officers and our home office, however, are responsible for overall management of the book of business. We believe that our ability to deliver excellent service and build long lasting relationships is enhanced through maintaining a local presence.

     The Specialty Lines Underwriting Group consists of 15 home office underwriters and underwriter trainees and 16 regional underwriters. These underwriters and underwriter trainees are supported by underwriting assistants, raters, and other policy administration personnel. The specialty lines underwriters underwrite specific professional liability products within designated marketing regions. These regional underwriters work closely with our marketing department.

     The Personal Lines Underwriting Group is located in Pinellas Park, Florida. This underwriting staff consists of 13 professionals who are under the direction of our Personal Lines Underwriting Vice President. Rating software and the Internet automate much of the underwriting function. The underwriting guidelines are embedded within our software program and will not allow binding of accounts if a risk does not meet our guidelines. We have a proactive exposure distribution management system in place to assist with respect to portfolio optimization. This is managed on a ZIP code level basis through in-house software and external modeling tools. We inspect all risks on our new preferred homeowners program and manufactured homes on private property.

     We use a combination of Insurance Services Office, Inc., known as ISO, coverage forms and rates and independently filed forms and rates. We independently develop coverage forms and rates in situations where the line of business is not supported by ISO or where management believes the ISO forms and rates do not adequately address the risk. Departures from ISO forms are also used to differentiate our products from our competitors' products and are independently filed with state insurance departments.

REINSURANCE

     We have entered into reinsurance agreements for the purpose of limiting our loss exposure and diversifying business. Our casualty excess of loss reinsurance agreement provides that we bear the first layer of liability on each occurrence (varying from $0.25 million to $1.0 million based upon the specific product) and that our reinsurer bears the remaining contractual liability up to $1.0 million. Casualty risks in excess of $1.0 million up to $11.0 million are reinsured under a casualty treaty placed through a reinsurance broker with several reinsurers. Facultative reinsurance (reinsurance which is provided on an individual risk basis) is placed for each casualty risk in excess of $11.0 million.

     Our property excess of loss reinsurance treaty provides that we bear the first layer of loss on each risk, varying from $0.25 million to $0.50 million based upon the specific product, and that the reinsurers bear the next layer of loss up to $10.0 million on each risk. We have an automatic facultative excess of loss cover for each property risk in excess of $10.0 million, up to $50.0 million. Additionally, we have property catastrophe reinsurance for our commercial and personal property books of business under which we bear the first $5.0 million in catastrophe losses per event, with the reinsurers bearing the next $242.4 million, except that, outside of Florida, we bear the first $5.0 million in catastrophe losses per event, with reinsurers bearing the next $5.0 million on our commercial property book of business. Based upon the modeling methods used by us to estimate our probable maximum loss, we currently maintain catastrophe reinsurance coverage for the 250-year storm event on personal lines business and the 100-year storm event on our commercial lines business.

     We also have an excess casualty reinsurance agreement which provides an additional $5.0 million of coverage for protection from exposures such as extra-contractual obligations and judgments in excess of policy limits. An errors and omissions insurance policy provides an additional $5.0 million of coverage for these exposures.

     Effective January 1, 2001, we entered into a three-year aggregate stop loss reinsurance agreement commencing with the 2001 accident year. The agreement covers all the business written by us. Under the terms of the agreement, the reinsurer provides reinsurance protection for an aggregate dollar limit of losses and loss adjustment expenses in excess of a predetermined loss ratio (the sum of losses and loss adjustment expenses divided by earned premiums).

     We seek to limit the risk of a reinsurer's default in a number of ways. First, we principally contract with large reinsurers rated at least "A-" (Excellent) by A.M. Best. Second, we seek to collect the obligations of our reinsurers on a timely basis. We support this collection effort through the regular monitoring of reinsurance receivables. Finally, we typically do not write casualty policies in excess of $11.0 million or property policies in excess of $25.0 million. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. The attacks of September 11, 2001 may effect the financial resources of some of our reinsurers.

     We regularly assess our reinsurance needs and seek to improve the terms of our reinsurance arrangements as market conditions permit. Such improvements may involve increases in retentions, modifications in premium rates, and changes in reinsurers.

MARKETING AND DISTRIBUTION

     Our marketing plan is founded on proactive risk selection and relationships with our direct sales force and customers in clearly defined target markets. Within this framework, our marketing effort is designed to assure a systematic and disciplined approach to developing business which is anticipated to be profitable.

     We distribute our insurance through a diverse, multichannel delivery system centered around our direct production underwriting organization, which includes a network of approximately 6,000 independent agents and our "preferred agent" program. Our most important distribution channel is our production underwriting organization. Although we have always written business directly, we established the production underwriting organization to coordinate our direct sales efforts as well as act as the interface with our external producers. The production underwriting organization is currently comprised of 144 professionals located in 36 regional and field offices across the country as of September 30, 2001. The field offices are focused daily on interacting with prospective and existing insureds. In addition to this direct marketing, we have formed relationships with approximately 6,000 agents either because the agent has a preexisting relationship with the insured or has sought our expertise in one of our specialty products. This mixed marketing concept provides us with the flexibility to respond to changing market conditions and, when appropriate, shift our emphasis between direct and indirect marketing approaches to seize opportunities as they arise. In addition, we believe the ability of the production underwriting organization to gather market intelligence enables the rapid identification of soft markets and redeployment to firmer markets, from a product line or geographic perspective. We believe that our mixed marketing platform provides a competitive edge in stable market conditions, the strength of which is all the more evident during periods of dislocation or consolidation.

     Through our preferred agent program we form business relationships with brokers specializing in our business niches. The program consisted of 59 preferred agents at September 30, 2001. We select preferred agents based on productivity and loss experience, and they receive additional benefits from us in exchange for meeting our defined production and profitability criteria.

     We supplement our marketing efforts through affinity programs, trade shows, direct mailings and national advertisements placed in trade magazines serving industries in which we specialize, as well as links to industry web sites. We have also enhanced our marketing with Internet-based initiatives such as our personal lines division's "In Touch"(SM) real-time policy inquiry system. In Touch(SM) allows agents to view account data, process non-dollar endorsements and, in selected states and for selected products, rate a policy over the Internet. Also, the specialty lines division partners with a managing underwriter to offer select professional liability and directors' and officers' liability products over the Internet.

PRODUCT DEVELOPMENT

     Consistent with our focus on select niches and our product differentiation strategy, we continually seek out and evaluate new product opportunities. Direct contacts between our field and home office personnel and our customers have produced a number of new product ideas. All new product ideas are presented to our product development committee for consideration. The product development committee, currently composed of our Executive Vice President and officers from the underwriting, claims and compliance departments, meets regularly to review the feasibility of products from a variety of perspectives, including underwriting risk, marketing and distribution, reinsurance, long-term viability and consistency with our culture and philosophy. For each new product, we prepare an individualized test market plan and address such matters as the appropriate distribution channel (for example, a limited number of selected production underwriters), an appropriate cap on premiums to be generated during the test market phase and reinsurance requirements for the test market phase. Test market products may involve lower retentions than we customarily use. After we approve a new product for test marketing, we monitor our success based on specified criteria (for example, underwriting results, sales success, product demand and competitive pressures). If a new product does not meet our expectations, we either move to improve results by initiating adjustments or abandon the product.

CLAIMS MANAGEMENT AND ADMINISTRATION

     Because of our emphasis on underwriting profitability, we actively manage claims under our policies to investigate reported incidents at an early stage, service our customers and minimize fraud. Our claims supervisors and our reinsurers regularly audit our claims files in an attempt to ensure that claims are being processed properly and that reserves are being set at appropriate levels.

     Our staff of claims management professionals is assigned to dedicated claim units within specific niche markets. Each of these units receives legislation and product development updates from the unit director. Claims management personnel have an average of about fifteen years of experience in the industry. Staff within the dedicated claim units have an average of ten years experience in the industry.

     We maintain a special investigations unit to investigate suspicious claims and to serve as a clearinghouse for information about fraudulent practices, primarily within the rental car industry. Working closely with a variety of industry contacts, including attorneys, investigators and rental car company fraud units, this unit has uncovered a number of fraudulent claims.

LOSS AND LOSS ADJUSTMENT EXPENSES

     We are liable for losses and loss adjustment expenses under our insurance policies and reinsurance treaties. While our professional liability policies are written on claims-made forms and while claims on our other policies are generally reported promptly after the occurrence of an insured loss, in many cases several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. We reflect our liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing loss and loss adjustment expense reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events that have occurred.

     When a claim involving a probable loss is reported, we establish a case reserve for the estimated amount of our ultimate loss and loss adjustment expense. This estimate reflects an informed judgment, based on our reserving practices and the experience of our claims staff. Management also establishes reserves on an aggregate basis to provide for losses incurred but not reported, which are known as IBNR, as well as future development on claims reported to us.

     As part of the reserving process, we review historical data and consider the anticipated effect of various factors, including known and anticipated legal developments, changes in societal attitudes that could affect damages awarded in lawsuits, inflation and economic conditions. Reserve amounts are necessarily based on management's estimates and judgments. As new data become available, these estimates and judgments are revised, resulting in increases or decreases to existing reserves. Our insurance subsidiaries obtain an annual statement of opinion from an independent actuary firm on these reserves.

     The following table presents a reconciliation of beginning and ending reserves for unpaid loss and loss adjustment expenses, net of amounts for reinsured losses and loss adjustment expenses, for the years indicated. As a result of changes in estimates of insured events of prior years, we increased losses and loss adjustment expenses incurred by $2.5 million in 2000. This development was primarily due to losses emerging at a higher rate for the 1997 and 1998 accident years than had been originally anticipated for several products in the commercial lines segment when the initial reserves were estimated.

                                                                  AS OF THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Unpaid loss and loss adjustment expenses at beginning of
  year(1)...................................................  $108,928   $137,205   $161,353
                                                              --------   --------   --------
Provision for losses and loss adjustment expenses for
  current year claims.......................................    69,544     99,663    128,761
Increase (Decrease) in estimated ultimate losses and loss
  adjustment expenses for prior year claims.................    (3,170)      (253)     2,543
                                                              --------   --------   --------
Total incurred losses and loss adjustment expenses..........    66,374     99,410    131,304
                                                              --------   --------   --------
Loss and loss adjustment expense payments for claims
  attributable to:
  Current year..............................................    13,402     31,493     36,271
  Prior years...............................................    26,870     43,769     60,922
                                                              --------   --------   --------
Total payments..............................................    40,272     75,262     97,193
                                                              --------   --------   --------
Unpaid loss and loss adjustment expenses at end of
  year(2)...................................................  $135,030   $161,353   $195,464
                                                              ========   ========   ========

---------------

(1) 1999 balance adjusted to include $2,175 net unpaid loss and loss adjustment expenses for Mobile USA Insurance Company as of acquisition date.

(2) Unpaid loss and loss adjustment expenses differ from the amounts reported in our consolidated financial statements because of the inclusion in the Consolidated Financial Statements of reinsurance receivables of $42,030, $26,710 and $16,120 at December 31, 2000, 1999 and 1998, respectively.

     The following table presents the development of our unpaid loss and loss adjustment expenses, net of amounts for reinsured losses and loss adjustment expenses, from 1990 through 2000. The top line of the table shows our estimated reserve for unpaid loss and loss adjustment expenses at the balance sheet date for each of the indicated years. These figures represent the estimated amount of unpaid loss and loss adjustment expenses for claims arising in the current year and all prior years that were unpaid at the balance sheet date, including IBNR losses. The table also shows the re-estimated amount of the previously recorded unpaid loss and loss adjustment expenses based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years.

                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                        ---------------------------------------------------------
                         1990      1991      1992      1993      1994      1995
                        -------   -------   -------   -------   -------   -------
                                     (DOLLARS IN THOUSANDS)(1)(2)(3)
Unpaid Loss and Loss
  Adjustment Expenses,
  As Stated             $15,930   $22,248   $31,981   $38,714   $53,595   $68,246
Cumulative Paid as of:
1 year later              4,286     6,698     9,865    10,792    12,391    15,214
2 years later             8,084    12,485    16,290    19,297    23,139    31,410
3 years later            10,838    16,288    21,253    24,991    33,511    40,637
4 years later            12,907    17,780    24,299    28,903    38,461    47,994
5 years later            13,211    19,406    25,793    30,558    42,366    51,806
6 years later            13,792    19,898    26,321    32,748    43,860
7 years later            14,074    20,246    27,252    32,929
8 years later            14,329    20,625    27,336
9 years later            14,343    20,611
10 years later           14,327
Unpaid Loss and Loss
  Adjustment Expenses
  re-estimated as of
  End of Year:
1 year later             15,953    22,056    30,538    38,603    52,670    67,281
2 years later            15,712    21,327    30,428    38,016    52,062    66,061
3 years later            14,822    21,198    29,648    37,184    51,149    63,872
4 years later            14,811    21,118    29,306    36,272    49,805    59,085
5 years later            14,841    21,399    28,553    35,783    47,366    56,673
6 years later            14,593    21,106    28,370    34,509    45,797
7 years later            14,606    21,013    27,959    33,799
8 years later            14,596    20,854    27,724
9 years later            14,525    20,703
10 years later           14,408
Cumulative Redundancy
  (Deficiency) Dollars  $ 1,522   $ 1,545   $ 4,257   $ 4,915   $ 7,798   $11,573
Percentage                 9.6%      6.9%     13.3%     12.7%     14.6%     17.0%

                            AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                        ---------------------------------------------------
                         1996       1997       1998       1999       2000
                        -------   --------   --------   --------   --------
                                  (DOLLARS IN THOUSANDS)(1)(2)(3)
Unpaid Loss and Loss
  Adjustment Expenses,
  As Stated             $85,723   $108,928   $136,237   $161,353   $195,464
Cumulative Paid as of:
1 year later             22,292     26,870     43,769     60,922
2 years later            38,848     56,488     84,048
3 years later            52,108     80,206
4 years later            63,738
5 years later
6 years later
7 years later
8 years later
9 years later
10 years later
Unpaid Loss and Loss
  Adjustment Expenses
  re-estimated as of
  End of Year:
1 year later             84,007    105,759    135,984    163,896
2 years later            81,503    103,513    138,245
3 years later            76,348    104,712
4 years later            73,992
5 years later
6 years later
7 years later
8 years later
9 years later
10 years later
Cumulative Redundancy
  (Deficiency) Dollars  $11,731   $  4,216   $(2,008)   $(2,543)
Percentage                13.7%       3.9%     (1.5)%     (1.6)%

---------------
(1) Unpaid loss and loss adjustment expenses differ from the amounts reported in the Consolidated Financial Statements because of the inclusion in the Consolidated Financial Statements of reinsurance receivables of $42,030, $26,710, $16,120, $13,502, $10,919, $9,440, $5,580, $5,539, $1,770, $1,267
    and $1,672 at December 31, 2000, 1999, 1998, 1997, 1996, 1995, 1994, 1993,
    1992, 1991 and 1990, respectively.

(2) 1998 Unpaid Loss and Loss Adjustment Expenses, As Stated, adjusted to include $1,207 unpaid loss and loss adjustment expenses for Mobile USA Insurance Company as of acquisition date.

(3) We maintain our historical loss records net of reinsurance and therefore are unable to conform the presentation of this table to the financial statements.

     The cumulative redundancy (deficiency) represents the aggregate change in the reserve estimated over all prior years, and does not present accident year loss development. Therefore, each amount in the table includes the effects of changes in reserves for all prior years.

     The unpaid loss and loss adjustment expense of our insurance subsidiaries, as reported in their annual statements prepared in accordance with statutory accounting practices and filed with state insurance departments, differ from those reflected in our financial statements prepared in accordance with generally accepted accounting principles with respect to recording the effects of reinsurance. Unpaid loss and loss adjustment expenses under statutory accounting practices are reported net of the effects of reinsurance whereas under generally accepted accounting principles these amounts are reported without giving effect to reinsurance. Under generally accepted accounting principles, reinsurance receivables, with a corresponding increase in unpaid loss and loss adjustment expense, have been recorded. There is no effect on net income or shareholders' equity due to the difference in reporting the effects of reinsurance between statutory accounting practices and generally accepted accounting principles as discussed above.

OPERATING RATIOS

  Statutory Combined Ratio

     The statutory combined ratio, which is the sum of (a) the ratio of loss and loss adjustment expenses incurred to net earned premiums (loss ratio) and (b) the ratio of policy acquisition costs and other underwriting expenses to net written premiums (expense ratio), is the traditional measure of underwriting experience for insurance companies. Generally, if the combined ratio is below 100%, an insurance company has an underwriting profit, and if it is above 100%, the insurer has an underwriting loss.

     The following table presents the statutory consolidated loss, expense and combined ratios of our insurance subsidiaries together with the property and casualty industry-wide statutory combined ratios after policyholders' dividends.

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                 1996      1997      1998      1999      2000
                                                 -----     -----     -----     -----     -----
Loss Ratio.....................................   55.7%     55.3%     54.1%     59.7%     57.8%
Expense Ratio..................................   31.1%     29.1%     31.0%     33.6%     31.3%
                                                 -----     -----     -----     -----     -----
Statutory Combined Ratio.......................   86.8%     84.4%     85.1%     93.3%     89.1%
                                                 =====     =====     =====     =====     =====
Industry Statutory Combined Ratio after
  Policyholders' Dividends.....................  105.8%(1) 101.6%(1) 105.6%(1) 107.8%(1) 110.3%(2)
                                                 =====     =====     =====     =====     =====

---------------
(1) Source: Best's Review/Preview PC 2001 Premium-to-Surplus Ratio.

(2) Source: Best's Review/Preview PC 2001 (Estimated 2000).

     While there are no statutory provisions governing premium-to-surplus ratios, regulatory authorities regard this ratio as an important indicator of an insurer's ability to withstand abnormal loss experience. Guidelines established by the National Association of Insurance Commissioners provide that an insurer's net premium-to-surplus ratio is satisfactory if it is below 3 to 1.

     The following table presents, for the periods indicated, net written premiums to policyholders' surplus for our insurance subsidiaries (statutory basis):

                                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1996          1997          1998          1999          2000
                                   -----------   -----------   -----------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS)
Net Written Premiums(1)..........      $83,994      $110,790      $143,036      $195,258      $263,637
Policyholders' Surplus...........      $81,906      $105,985      $152,336      $179,341      $193,292
Premium to Surplus Ratio(1)......   1.0 to 1.0    1.0 to 1.0    1.0 to 1.0    1.1 to 1.0    1.4 to 1.0

---------------
(1) 1999 includes $11,187 net written premiums for Mobile USA Insurance Company from January 1, 1999 to date of acquisition.

INVESTMENTS

     Our investment objective is to realize relatively high levels of investment income while generating competitive after-tax total rates of return within a prudent level of risk and within the constraints of maintaining adequate securities in amount and duration to meet cash requirements of current operations and long-term liabilities. We also seek to maintain and improve our A.M. Best rating. We utilize professional investment managers for our fixed maturity and equity investments, which consist of diversified issuers and issues.

     At September 30, 2001, we had total investments with a carrying value of $543.6 million, 93.2% of which were investment grade fixed maturity securities, including U.S. treasury securities and obligations of U.S. government corporations and agencies, obligations of states and political subdivisions, corporate debt securities, collateralized mortgage securities and asset backed securities. The collateralized mortgage securities and asset backed securities consist of shorter tranche securities possessing favorable pre-payment risk profiles. The remaining 6.8% of our total investments consisted primarily of publicly-traded common stocks.

     The following table sets forth information concerning the composition of our total investments at September 30, 2001:

                                                              ESTIMATED
                                                  AMORTIZED    MARKET     CARRYING     PERCENT OF
                                                    COST        VALUE      VALUE     CARRYING VALUE
                                                  ---------   ---------   --------   --------------
                                                               (DOLLARS IN THOUSANDS)
Fixed Maturities:
  Obligations of States and Political
     Subdivisions...............................  $ 80,362    $ 83,936    $ 83,936        15.4%
  U.S. Treasury Securities and Obligations of
     U.S. Government Corporations and
     Agencies...................................    34,059      35,414      35,414         6.5
  Corporate Bank Debt Securities................   180,081     184,910     184,910        34.1
  Collateralized Mortgage Securities............    69,833      72,313      72,313        13.3
Asset Backed Securities.........................   128,503     129,876     129,876        23.9
Equity Securities...............................    30,509      37,182      37,182         6.8
                                                  --------    --------    --------       -----
Total Investments...............................  $523,347    $543,631    $543,631       100.0%
                                                  ========    ========    ========       =====

     At September 30, 2001, approximately 97.8% of our insurance subsidiaries' fixed maturity securities (cost basis) consisted of U.S. government securities or securities rated "1" or "2" by the National Association of Insurance Commissioners. Additionally, our fixed maturities possessed an average lowest quality rating of "AA-."

     The cost and estimated market value of fixed maturity securities at September 30, 2001, by remaining original contractual maturity, are set forth below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations, with or without call or prepayment penalties:

                                                             AMORTIZED COST   ESTIMATED MARKET VALUE
                                                             --------------   ----------------------
                                                                     (DOLLARS IN THOUSANDS)
Due in one year or less....................................     $ 17,595             $ 17,858
Due after one year through five years......................      133,037              137,034
Due after five years through ten years.....................       64,583               67,919
Due after ten years........................................       79,287               81,449
Collateralized Mortgage and Asset Backed Securities........      198,336              202,189
                                                                --------             --------
          Total............................................     $492,838             $506,449
                                                                ========             ========

     Our insurance subsidiaries' investments must comply with applicable laws and regulations which prescribe the type, quality and diversification of investments. In general, these laws and regulations permit investments, with specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, real estate mortgages and real estate.

                              SELLING SHAREHOLDER
                            AND RELATED INFORMATION

     The following table includes (1) the identity of the selling shareholder,
(2) the number of shares and the percentage of common stock that the selling shareholder owned before the offering, (3) the number of shares that the selling shareholder is offering for his account, and (4) the number of shares and the percentage of common stock that the selling shareholder will own after completion of the offering, assuming all shares owned by the selling shareholders covered by this prospectus are sold.

                            BENEFICIAL OWNERSHIP OF                          BENEFICIAL OWNERSHIP OF
                             SHARES OF COMMON STOCK                            SHARES OF COMMON STOCK
                               BEFORE OFFERING(1)        NUMBER OF SHARES        AFTER OFFERING(2)
SELLING                    --------------------------    OF COMMON STOCK     --------------------------
SHAREHOLDER                 NUMBER      PERCENTAGE(3)     BEING OFFERED       NUMBER      PERCENTAGE(3)
-----------                ---------    -------------    ----------------    ---------    -------------
James J. Maguire.........  4,584,781        25.7%           1,000,000        3,584,781        17.2%

---------------
(1) Of these shares, 1,750,500 are owned jointly by the selling shareholder and his wife Frances Maguire, as to which the selling shareholder shares the voting and investment power with his wife; 254,266 are owned by The Maguire Foundation of which the selling shareholder is co-director with his wife as to which the selling shareholder shares voting and investment power with his wife; and 200,000 are owned of record by his wife. The selling shareholder disclaims beneficial ownership of the 200,000 shares owned of record by his wife.

(2) Assumes that the selling shareholder will sell all shares of common stock he is offering by this prospectus to third parties unaffiliated with the selling shareholder.

(3) Percentages are calculated in accordance with Section 13(d) of the Exchange Act and the rules promulgated under the Exchange Act and are based upon 17,851,595 shares of common stock outstanding as of September 30, 2001 and 20,851,595 shares of common stock outstanding after this offering.

     James J. Maguire has served as our Chief Executive Officer and Chairman of the Board of Directors since our formation in 1981 and, until October 2000, also served as our President. He is also the Chief Executive Officer and a director of the following subsidiaries of Philadelphia Consolidated: Philadelphia Indemnity Insurance Company; Philadelphia Insurance Company; Maguire Insurance Agency, Inc. and Liberty American Insurance Group, Inc.

     The selling shareholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                                  UNDERWRITING

     We intend to offer the shares through the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC are acting as representatives. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholder and the underwriters, we and the selling shareholder have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholder, the number of shares listed opposite their names below.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
------------------------------------------------------------  ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Banc of America Securities LLC..............................
                                                              ---------
             Total..........................................  4,000,000
                                                              =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Web site of Merrill Lynch is not part of this prospectus.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us and the selling shareholder that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $     per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                        PER SHARE    WITHOUT OPTION    WITH OPTION
                                                        ---------    --------------    -----------
Public offering price.................................     $              $                $
Underwriting discount.................................     $              $                $
Proceeds, before expenses, to Philadelphia
  Consolidated........................................     $              $                $
Proceeds, before expenses, to the selling
  shareholder.........................................     $              $                $

     The expenses of the offering, not including the underwriting discount, are estimated at $350,000 and are payable by Philadelphia Consolidated.

OVER-ALLOTMENT OPTIONS

     We have granted options to the underwriters to purchase up to 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lockup provisions, however, do not apply to:

     - dispositions of common stock by delivery of shares to us as payment for some or all of (i) the exercise price of any option to purchase common stock granted by us, and (ii) that person's income tax withholding obligation in connection with any option;


     - the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;


     - the issuance by us of additional options under existing stock option plans, provided that such options are not exercisable during the 90 day lock-up period;


     - transfers by any person other than us as a bona fide gift, provided that the person receiving the transfer agrees to be bound by the lock-up restrictions; and



     - transfers for estate planning purposes to family members or to trusts or other entities for the benefit of family members, provided that the person receiving the transfer agrees to be bound by the lock-up restrictions.


PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain the price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we, the selling shareholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling shareholder nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co., and its address is 40 Wall Street, New York, NY 10005.

                     WHERE YOU CAN FIND MORE INFORMATION --
                   INCORPORATION OF INFORMATION BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following public reference rooms maintained by the SEC at:

    450 Fifth Street, N.W               233 Broadway               500 West Madison Street
    Washington, DC 20549             New York, NY 10279               Chicago, IL 60661

     You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's website at http://www.sec.gov.

     We have filed a registration statement on Form S-3 with the SEC to register the shares offered by this prospectus. This prospectus is part of the registration statement. However, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and to the exhibits filed with the registration statement for additional information about us, our consolidated subsidiaries and the shares.

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we may disclose information to you by referring you to other documents we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. In addition, information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus.

     We incorporate by reference in this prospectus all the documents listed below and any filings Philadelphia Consolidated makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all the shares of common stock offered by this prospectus have been sold or de-registered:

     - the annual report on Form 10-K for the fiscal year ended December 31, 2000;

     - the quarterly reports on Form 10-Q for the fiscal periods ended March 31, June 30 and September 30, 2001;


     - the current reports on Form 8-K filed with the SEC on February 13, February 20, May 3, May 4, June 1, July 20, September 25 and November 5, 2001; and


     - the description of our common stock, no par value, that is contained in the registration statement on Form 8-A/A, dated September 13, 1993, including any amendments or reports filed for the purpose of updating the description of the shares.

     You may send a written request or call us to obtain without charge a copy of the documents incorporated by reference in this prospectus. We will not send exhibits to these documents unless we specifically incorporated the exhibits by reference in this prospectus. Make your request by calling or writing to:
           Craig P. Keller
           Senior Vice President, Secretary, Treasurer and Chief Financial Officer
           Philadelphia Consolidated Holding Corp.
           One Bala Plaza, Suite 100
           Bala Cynwyd, PA 19004
           (610) 617-7900

     You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should assume that the information in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking phrases such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to," or other similar words. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, such as:

     - changes in the business environment in which we operate, including inflation and interest rates;

     - availability, terms and collectibility of reinsurance;

     - changes in taxes, laws and governmental regulations;

     - competitive product and pricing activity;

     - difficulties of managing growth profitably;

     - catastrophe losses including those from future terrorist activity;

     - the cyclical nature of the property casualty industry;

     - product demand;

     - claims development and the process of estimating reserves;

     - the impact of the terrorist events of September 11, 2001 and any future terrorist attacks;

     - the ability of our reinsurers to pay reinsurance recoverables owed to us;

     - investment results;

     - legislative and regulatory developments;

     - changes in the ratings assigned to us by ratings agencies;

     - uncertainty as to reinsurance coverage for terrorist acts; and

     - availability of dividends from our insurance company subsidiaries.

     We have described these and other risks under "Risk Factors" in this prospectus. We have included in this prospectus and in our other filings with the SEC additional risks that may affect our future performance. You should keep in mind these risk factors and other cautionary statements in this prospectus when considering forward-looking statements.

     Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                 LEGAL MATTERS

     Wolf, Block, Schorr and Solis-Cohen LLP will pass on the validity of the shares of common stock offered in this prospectus. Dewey Ballantine LLP will pass upon certain legal matters related to the offering for the underwriters.

                                    EXPERTS

     We have incorporated by reference in this prospectus the consolidated financial statements of Philadelphia Consolidated Holding Corp. and its subsidiaries as of December 31, 2000 and for each of the three years in the period ended December 31, 2000 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                                     INDEX

               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001

                                                               PAGE
                                                              ------
  Consolidated Balance Sheets -- September 30, 2001 and
     December 31, 2000......................................  F-2
  Consolidated Statements of Operations and Comprehensive
     Income -- For the three and nine months ended September
     30, 2001 and 2000......................................  F-3
  Consolidated Statements of Changes in Shareholders'
     Equity -- For the nine months ended September 30, 2001
     and year ended December 31, 2000.......................  F-4
  Consolidated Statements of Cash Flows -- For the nine
     months ended September 30, 2001 and 2000...............  F-5
  Notes to Consolidated Financial Statements................  F-6

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          AS OF
                                                              -----------------------------
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                               (UNAUDITED)
ASSETS
Investments:
  Fixed Maturities Available for Sale at Market (Amortized
     Cost $492,838 and $392,439)............................    $506,449         $394,733
  Equity Securities at Market (Cost $30,509 and $24,087)....      37,182           42,553
                                                                --------         --------
     Total Investments......................................     543,631          437,286
Cash and Cash Equivalents...................................      45,330           49,742
Accrued Investment Income...................................       6,165            5,726
Premiums Receivable.........................................      98,307           69,377
Prepaid Reinsurance Premiums and Reinsurance Receivables....      97,556           73,513
Income Taxes Recoverable....................................          --           13,323
Deferred Income Taxes.......................................       4,675              909
Deferred Acquisition Costs..................................      41,955           33,324
Property and Equipment......................................      10,278           10,476
Goodwill Less Accumulated Amortization of $5,231 and
  $4,112....................................................      26,190           30,809
Other Assets................................................       5,481            5,979
                                                                --------         --------
  TOTAL ASSETS..............................................    $879,568         $730,464
                                                                ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Policy Liabilities and Accruals:
  Unpaid Loss and Loss Adjustment Expenses..................    $286,787         $237,494
  Unearned Premiums.........................................     200,189          145,484
                                                                --------         --------
          Total Policy Liabilities and Accruals.............     486,976          382,978
Loans Payable...............................................      29,841           22,000
Premiums Payable............................................      27,455           20,868
Other Liabilities...........................................      26,235           23,388
                                                                --------         --------
  TOTAL LIABILITIES.........................................     570,507          449,234
                                                                --------         --------
Minority Interest in Consolidated Subsidiaries:
  Company Obligated Mandatorily Redeemable Preferred
     Securities of Subsidiary Trust Holding Solely
     Debentures of Company..................................          --           98,905
                                                                --------         --------
Commitments and Contingencies
Shareholders' Equity:
  Preferred Stock, $.01 Par Value, 10,000,000 Shares
     Authorized, None Issued and Outstanding................
  Common Stock, No Par Value, 50,000,000 Shares Authorized,
     17,851,595 and 13,431,408 Shares Issued and
     Outstanding............................................     152,740           46,582
  Notes Receivable from Shareholders........................      (2,822)          (2,287)
  Accumulated Other Comprehensive Income....................      13,185           13,494
  Retained Earnings.........................................     145,958          124,536
                                                                --------         --------
     TOTAL SHAREHOLDERS' EQUITY.............................     309,061          182,325
                                                                --------         --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............    $879,568         $730,464
                                                                ========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                         FOR THE                     FOR THE
                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30,               SEPTEMBER 30,
                                                -------------------------   -------------------------
                                                   2001          2000          2001          2000
                                                -----------   -----------   -----------   -----------
Revenue:
  Net Written Premiums........................  $    96,198   $    73,711   $   255,821   $   191,523
  Change in Net Unearned Premiums
    (Increase)................................      (18,443)      (14,440)      (39,840)      (29,334)
                                                -----------   -----------   -----------   -----------
  Net Earned Premiums.........................       77,755        59,271       215,981       162,189
  Net Investment Income.......................        8,238         6,030        24,371        18,126
  Net Realized Investment Gain................          488         3,556         3,105         4,038
  Other Income................................          105         2,268           221         7,525
                                                -----------   -----------   -----------   -----------
    TOTAL REVENUE.............................       86,586        71,125       243,678       191,878
                                                -----------   -----------   -----------   -----------
Losses and Expenses:
  Loss and Loss Adjustment Expenses...........       59,109        50,957       159,333       129,098
  Net Reinsurance Recoveries..................       (8,469)      (16,987)      (26,675)      (34,915)
                                                -----------   -----------   -----------   -----------
  Net Loss and Loss Adjustment Expenses.......       50,640        33,970       132,658        94,183
  Acquisition Costs and Other Underwriting
    Expenses..................................       25,880        19,532        71,043        53,568
  Other Operating Expenses....................          974         3,721         5,136         9,962
                                                -----------   -----------   -----------   -----------
    TOTAL LOSSES AND EXPENSES.................       77,494        57,223       208,837       157,713
                                                -----------   -----------   -----------   -----------
Minority Interest:
  Distributions on Company Obligated
    Mandatorily Redeemable Preferred
    Securities of Subsidiary Trust............           --         1,811         2,749         5,434
                                                -----------   -----------   -----------   -----------
Income Before Income Taxes....................        9,092        12,091        32,092        28,731
                                                -----------   -----------   -----------   -----------
Income Tax Expense (Benefit):
  Current.....................................        3,571         3,129        14,269        10,196
  Deferred....................................         (451)          834        (3,599)       (1,060)
                                                -----------   -----------   -----------   -----------
  TOTAL INCOME TAX EXPENSE....................        3,120         3,963        10,670         9,136
                                                -----------   -----------   -----------   -----------
  NET INCOME..................................  $     5,972   $     8,128   $    21,422   $    19,595
                                                ===========   ===========   ===========   ===========
Other Comprehensive Income (Loss), Net of Tax:
  Holding Gain Arising During Period..........        3,221         2,090         1,709         4,654
  Reclassification Adjustment.................         (317)       (2,311)       (2,018)       (2,625)
                                                -----------   -----------   -----------   -----------
  Other Comprehensive Income (Loss)...........        2,904          (221)         (309)        2,029
                                                -----------   -----------   -----------   -----------
Comprehensive Income..........................  $     8,876   $     7,907   $    21,113   $    21,624
                                                ===========   ===========   ===========   ===========
Per Share Data:
  BASIC EARNINGS PER SHARE....................  $      0.34   $      0.69   $      1.37   $      1.62
                                                ===========   ===========   ===========   ===========
  DILUTED EARNINGS PER SHARE..................  $      0.32   $      0.56   $      1.31   $      1.34
                                                ===========   ===========   ===========   ===========
Weighted-Average Common Shares Outstanding....   17,808,317    11,825,698    15,645,956    12,090,905
Weighted-Average Share Equivalents
  Outstanding.................................      704,534     2,603,161       766,746     2,550,705
                                                -----------   -----------   -----------   -----------
Weighted-Average Shares and Share Equivalents
  Outstanding.................................   18,512,851    14,428,859    16,412,702    14,641,610
                                                ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                              FOR THE NINE
                                                              MONTHS ENDED    FOR THE YEAR ENDED
                                                              SEPTEMBER 30,      DECEMBER 31,
                                                                  2001               2000
                                                              -------------   ------------------
                                                               (UNAUDITED)
Common Stock:
  Balance at Beginning of Year..............................    $ 46,582           $ 68,859
  Issuance of Shares Pursuant to Stock Purchase Contracts...      98,905
  Exercise of Employee Stock Options........................       6,113            (23,132)
  Net Issuance of Shares Pursuant to Stock Purchase Plans...       1,140                855
                                                                --------           --------
     BALANCE AT END OF PERIOD...............................     152,740             46,582
                                                                --------           --------

Notes Receivable from Shareholders:
  Balance at Beginning of Period............................      (2,287)            (2,506)
  Notes Receivable Issued Pursuant to Stock Purchase Plan...      (1,243)              (414)
  Collection of Notes Receivable............................         708                633
                                                                --------           --------
     BALANCE AT END OF PERIOD...............................      (2,822)            (2,287)
                                                                --------           --------

Accumulated Other Comprehensive Income:
  Balance at Beginning of Period............................      13,494             13,507
  Other Comprehensive Loss, Net of Taxes....................        (309)               (13)
                                                                --------           --------
     BALANCE AT END OF PERIOD...............................      13,185             13,494
                                                                --------           --------

Retained Earnings:
  Balance at Beginning of Period............................     124,536             93,766
  Net Income................................................      21,422             30,770
                                                                --------           --------
     BALANCE AT END OF PERIOD...............................     145,958            124,536
                                                                --------           --------

Common Stock Held in Treasury:
  Balance at Beginning of Period............................                        (12,186)
  Common Shares Repurchased.................................                        (40,766)
  Exercise of Employee Stock Options........................                         52,712
  Issuance of Shares Pursuant to Employee Stock Purchase
     Plan...................................................                            240
                                                                --------           --------
     BALANCE AT END OF PERIOD...............................          --                 --
                                                                --------           --------

     TOTAL SHAREHOLDERS' EQUITY.............................    $309,061           $182,325
                                                                ========           ========

   The accompanying notes are an integral part of the consolidated financial statements.

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
Cash Flows from Operating Activities:
  Net Income................................................  $  21,422   $  19,595
  Adjustments to Reconcile Net Income to Net Cash Provided
    by Operating Activities:
    Net Realized Investment Gain............................     (3,105)     (4,038)
    Depreciation and Amortization Expense...................      1,967       2,844
    Deferred Income Tax Benefit.............................     (3,599)     (1,060)
    Change in Premiums Receivable...........................    (28,930)    (18,639)
    Change in Other Receivables.............................    (24,482)    (19,878)
    Change in Income Taxes Recoverable......................     (9,219)
    Change in Deferred Acquisition Costs....................     (8,631)     (7,107)
    Change in Other Assets..................................      1,054         557
    Change in Unpaid Loss and Loss Adjustment Expenses......     49,293      38,617
    Change in Unearned Premiums.............................     54,705      32,179
    Change in Other Liabilities.............................     12,935       2,620
    Tax Benefit from Exercise of Employee Stock Options.....     25,607          81
                                                              ---------   ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES............     89,017      45,771
                                                              ---------   ---------
Cash Flows from Investing Activities:
  Proceeds from Sales of Investments in Fixed Maturities....     27,063      94,560
  Proceeds from Maturity of Investments in Fixed
    Maturities..............................................     47,099      22,900
  Proceeds from Sales of Investments in Equity Securities...     12,603      34,242
  Cost of Fixed Maturities Acquired.........................   (178,611)   (166,449)
  Cost of Equity Securities Acquired........................    (11,691)    (22,394)
  Purchase of Property and Equipment........................     (1,385)     (2,701)
                                                              ---------   ---------
       NET CASH USED BY INVESTING ACTIVITIES................   (104,922)    (39,842)
                                                              ---------   ---------
Cash Flows from Financing Activities:
  Repayments on Loans Payable...............................    (22,000)
  Proceeds from Loans Payable...............................     29,841
  Exercise of Employee Stock Options........................      2,911          43
  Collection of Notes Receivable............................        708         480
  Proceeds from Shares Issued Pursuant to Stock Purchase
    Plans...................................................         33         182
  Cost of Common Stock Repurchased..........................                (12,692)
                                                              ---------   ---------
       NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES.....     11,493     (11,987)
                                                              ---------   ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................     (4,412)     (6,058)
Cash and Cash Equivalents at Beginning of Period............     49,742      26,230
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  45,330   $  20,172
                                                              =========   =========
Cash Paid During the Period for:
  Income Taxes..............................................  $   5,435   $   7,760
  Interest..................................................  $     130
Non-Cash Transactions:
  Issuance of Shares (Forfeitures) Pursuant to Employee
    Stock Purchase Plan in Exchange for Notes Receivable....  $   1,243   $    (380)
  Issuance of Common Shares in Satisfaction of Stock
    Purchase Contracts......................................  $  98,905

   The accompanying notes are an integral part of the consolidated financial statements.

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The consolidated financial statements as of and for the three and nine months ended September 30, 2001 and 2000 are unaudited, but in the opinion of management, have been prepared on the same basis as the annual audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair statement of the information set forth therein. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the operating results to be expected for the full year or any other period. Certain prior year amounts have been reclassified for comparative purposes.

     These financial statements should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K as of and for the year ended December 31, 2000.

2.  INVESTMENTS

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. The provisions of SFAS 133 require, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. On January 1, 2001 and at September 30, 2001, the Company held no derivative financial instruments nor embedded financial derivatives.

     In November 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") reached a consensus on impairment accounting for retained beneficial interests ("EITF 99-20"). Under this consensus, impairment on certain beneficial interests in securitized assets must be recognized when (1) the assets fair value is below its carrying value, and (2) there has been an adverse change in estimated cash flows. Previously, impairment on such assets was recognized when the asset's carrying value exceeded estimated cash flows discounted at a risk free rate of return. The adoption of EITF 99-20 on April 1, 2001 by the Company had an immaterial effect on earnings and financial position. During 2001 certain structured securities were subject to re-evaluation under EITF 99-20 as a result of an adverse change in estimated cash flows due to credit rating downgrades. This re-evaluation resulted in non-cash realized investment losses of $4.3 million in the quarter ended June 30, 2001.

3.  GOODWILL

     Goodwill amounted to $26.2 million at September 30, 2001. Goodwill is being amortized on a straight line basis over 20 years. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired. Should the review indicate that goodwill is not recoverable, the Company would recognize an impairment loss. During 2001 goodwill was decreased $3.5 million based upon the Company's current reduced estimate of the contingent additional purchase price for the Liberty acquisition. The effect of this transaction had no impact on operations for 2001.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for the year ended December 31, 2001 is anticipated to amount to approximately $1.7

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES million. The Company will also review goodwill and other intangible assets for any impairment or other effects of the new standard.

4.  SEPTEMBER 11, 2001 TERRORIST ATTACKS

     The Company has exposure to the September 11, 2001 terrorist attacks with claims expected to arise mainly from its business interruption, business personal property, business property, and workers' compensation insurance coverages. The Company has performed a detailed analysis of contracts it believes are exposed to this event. The Company estimates losses incurred of $4.0 million, net of reinsurance recoveries, based on preliminary reports and estimates of loss and damage. The Company estimates ceded reinsurance coverage of $0.5 million. While this is management's best estimate at this time, it could change as more information becomes available. Management does not believe that there will be any collectibility issues with respect to its $0.5 million of ceded losses.

5.  LOANS PAYABLE

     As of September 30, 2001, the Company had aggregate borrowings of $29.8 million from the Federal Home Loan Bank. These borrowings bear interest at adjusted LIBOR and mature twelve months from inception. The proceeds from these borrowings were invested in collateralized mortgage obligation and asset backed securities to achieve a positive spread between the rate of interest on these securities and the borrowing rates.

6.  SHAREHOLDERS' EQUITY

     On May 16, 2001, the Company issued 3.9 million common shares to satisfy the stock purchase contract obligation from the Company's 1998 FELINE PRIDES(SM) offering. The issuance of such shares resulted in a $98.9 million increase in Shareholders' Equity and a corresponding decrease in the Minority Interest In Consolidated Subsidiaries balance.

7.  EARNINGS PER SHARE

     Earnings per common share has been calculated by dividing net income for the period by the weighted average number of common shares and common share equivalents outstanding during the period. Following is the computation of earnings per share for the three and nine months ended September 30, 2001 and 2000, respectively (in thousands):

                                                      AS OF AND FOR THE     AS OF AND FOR THE
                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                      ------------------    ------------------
                                                       2001       2000       2001       2000
                                                      -------    -------    -------    -------
Weighted-Average Common Shares Outstanding..........   17,808     11,826     15,646     12,091
Weighted-Average Share Equivalents Outstanding......      705      2,603        767      2,551
                                                      -------    -------    -------    -------
Weighted-Average Shares and Share Equivalents
  Outstanding.......................................   18,513     14,429     16,413     14,642
                                                      =======    =======    =======    =======

Net Income..........................................  $ 5,972    $ 8,128    $21,422    $19,595
                                                      =======    =======    =======    =======

  BASIC EARNINGS PER SHARE..........................  $  0.34    $  0.69    $  1.37    $  1.62
                                                      =======    =======    =======    =======
  DILUTED EARNINGS PER SHARE........................  $  0.32    $  0.56    $  1.31    $  1.34
                                                      =======    =======    =======    =======

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

8.  INCOME TAXES

     The effective tax rate differs from the 35% marginal tax rate principally as a result of interest exempt from tax, the dividend received deduction and other differences in the recognition of revenues and expenses for tax and financial reporting purposes.

9.  COMPREHENSIVE INCOME

     Components of comprehensive income, as detailed in the Consolidated Statements of Operations and Comprehensive Income, are net of tax. The related tax effect of Holding Gains arising during the three and nine months ended September 30, 2001 and 2000 was $1.7 million and $1.1 million, respectively, and $0.9 million and $2.5 million, respectively. The related tax effect of Reclassification Adjustments for the three and nine months ended September 30, 2001 and 2000 was ($0.2) million and ($1.2) million, respectively, and ($1.1) million and ($1.4) million, respectively.

10.  SEGMENT INFORMATION

     The Company's operations are classified into three reportable business segments: The Commercial Lines Underwriting Group which has underwriting responsibility for the commercial automobile and commercial property and commercial multi-peril package insurance products; the Specialty Lines Underwriting Group which has underwriting responsibility for the professional liability insurance products; and the Personal Lines Group which designs, markets and underwrites personal property and casualty insurance products for the manufactured housing and homeowners markets. Effective June 30, 2000, due to a change in market focus, the previously reported Specialty Property Underwriting Group segment was restructured resulting in the combination of this Underwriting Group with the Commercial Lines Underwriting Group. Accordingly, prior information has been reclassified to reflect this change. The reportable segments operate solely within the United States. The segments follow the same accounting policies used for the Company's consolidated financial statements. Management evaluates a segment's performance based upon underwriting results.

     Following is a tabulation of business segment information for the nine and three months ended September 30, 2001 and 2000. Corporate information is included to reconcile segment data to the consolidated financial statements (in thousands):

                                                           NINE MONTHS ENDED,
                                      ------------------------------------------------------------
                                      COMMERCIAL    SPECIALTY    PERSONAL
                                        LINES         LINES       LINES      CORPORATE     TOTAL
                                      ----------    ---------    --------    ---------    --------
September 30, 2001:
  Gross Written Premiums............   $236,795      $60,699     $ 64,406                 $361,900
                                       --------      -------     --------    --------     --------
  Net Written Premiums..............   $167,088      $53,465     $ 35,268                 $255,821
                                       --------      -------     --------    --------     --------
Revenue:
  Net Earned Premiums...............   $137,106      $50,060     $ 28,815                 $215,981
  Net Investment Income.............                                           24,371       24,371
  Net Realized Investment Gain......                                            3,105        3,105
  Other Income......................                                2,189      (1,968)         221
                                       --------      -------     --------    --------     --------
  Total Revenue.....................    137,106       50,060       31,004      25,508      243,678
                                       --------      -------     --------    --------     --------

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                                                           NINE MONTHS ENDED,
                                      ------------------------------------------------------------
                                      COMMERCIAL    SPECIALTY    PERSONAL
                                        LINES         LINES       LINES      CORPORATE     TOTAL
                                      ----------    ---------    --------    ---------    --------
Losses and Expenses:
  Net Loss and Loss Adjustment
     Expenses.......................     86,551       31,458       14,649                  132,658
  Acquisition Costs and Other
     Underwriting Expenses..........                                           71,043       71,043
  Other Operating Expenses..........                                1,162       3,974        5,136
                                       --------      -------     --------    --------     --------
  Total Losses and Expenses.........     86,551       31,458       15,811      75,017      208,837
                                       --------      -------     --------    --------     --------
Minority Interest:
  Distributions on Company Obligated
  Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust....                                            2,749        2,749
                                       --------      -------     --------    --------     --------
Income Before Income Taxes..........     50,555       18,602       15,193     (52,258)      32,092
Total Income Tax Expense............                                           10,670       10,670
                                       --------      -------     --------    --------     --------
Net Income..........................   $ 50,555      $18,602     $ 15,193    $(62,928)    $ 21,422
                                       ========      =======     ========    ========     ========
  Total Assets......................                             $174,652    $704,916     $879,568
                                                                 ========    ========     ========
September 30, 2000:
  Gross Written Premiums............   $178,308      $51,691     $ 41,111                 $271,110
                                       --------      -------     --------    --------     --------
  Net Written Premiums..............   $118,184      $51,945     $ 21,394                 $191,523
                                       --------      -------     --------    --------     --------
Revenue:
  Net Earned Premiums...............   $101,501      $40,603     $ 20,085                 $162,189
  Net Investment Income.............                                           18,126       18,126
  Net Realized Investment Gain......                                            4,038        4,038
  Other Income......................                               14,953      (7,428)       7,525
                                       --------      -------     --------    --------     --------
  Total Revenue.....................    101,501       40,603       35,038      14,736      191,878
                                       --------      -------     --------    --------     --------
Losses and Expenses:
  Net Loss and Loss Adjustment
     Expenses.......................     59,242       25,438        9,503                   94,183
  Acquisition Costs and Other
     Underwriting Expenses..........                                           53,568       53,568
  Other Operating Expenses..........                               11,863      (1,901)       9,962
                                       --------      -------     --------    --------     --------
  Total Losses and Expenses.........     59,242       25,438       21,366      51,667      157,713
                                       --------      -------     --------    --------     --------
Minority Interest:
  Distributions on Company Obligated
  Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust....                                            5,434        5,434
                                       --------      -------     --------    --------     --------
Income Before Income Taxes..........     42,259       15,165       13,672     (42,365)      28,731
Total Income Tax Expense............                                            9,136        9,136
                                       --------      -------     --------    --------     --------
Net Income..........................   $ 42,259      $15,165     $ 13,672    $(51,501)    $ 19,595
                                       ========      =======     ========    ========     ========
Total Assets........................                             $145,153    $537,034     $682,187
                                                                 ========    ========     ========

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                                                          THREE MONTHS ENDED,
                                      ------------------------------------------------------------
                                      COMMERCIAL    SPECIALTY    PERSONAL
                                        LINES         LINES       LINES      CORPORATE     TOTAL
                                      ----------    ---------    --------    ---------    --------
September 30, 2001:
  Gross Written Premiums............   $101,206      $19,101     $ 16,886                 $137,193
                                       --------      -------     --------    --------     --------
  Net Written Premiums..............   $ 72,782      $16,733     $  6,683                 $ 96,198
                                       --------      -------     --------    --------     --------
Revenue:
  Net Earned Premiums...............   $ 51,028      $17,350     $  9,377                 $ 77,755
  Net Investment Income.............                                            8,238        8,238
  Net Realized Investment Gain......                                              488          488
  Other Income......................                                  591        (486)         105
                                       --------      -------     --------    --------     --------
  Total Revenue.....................     51,028       17,350        9,968       8,240       86,586
                                       --------      -------     --------    --------     --------
Losses and Expenses:
  Net Loss and Loss Adjustment
     Expenses.......................     35,040       10,854        4,746                   50,640
  Acquisition Costs and Other
     Underwriting Expenses..........                                           25,880       25,880
  Other Operating Expenses..........                                  384         590          974
                                       --------      -------     --------    --------     --------
  Total Losses and Expenses.........     35,040       10,854        5,130      26,470       77,494
                                       --------      -------     --------    --------     --------
Income Before Income Taxes..........     15,988        6,496        4,838     (18,230)       9,092
Total Income Tax Expense............                                            3,120        3,120
                                       --------      -------     --------    --------     --------
Net Income..........................   $ 15,988      $ 6,496     $  4,838    $(21,350)    $  5,972
                                       ========      =======     ========    ========     ========
  Total Assets......................                             $174,652    $704,916     $879,568
                                                                 ========    ========     ========
September 30, 2000:
  Gross Written Premiums............   $ 74,446      $18,094     $ 11,582                 $104,122
                                       --------      -------     --------    --------     --------
  Net Written Premiums..............   $ 51,536      $17,277     $  4,898                 $ 73,711
                                       --------      -------     --------    --------     --------
Revenue:
  Net Earned Premiums...............   $ 37,028      $15,255     $  6,988                 $ 59,271
  Net Investment Income.............                                            6,030        6,030
  Net Realized Investment Gain......                                            3,556        3,556
  Other Income......................                                4,151      (1,883)       2,268
                                       --------      -------     --------    --------     --------
  Total Revenue.....................     37,028       15,255       11,139       7,703       71,125
                                       --------      -------     --------    --------     --------
Losses and Expenses:
  Net Loss and Loss Adjustment
     Expenses.......................     21,666        9,546        2,758                   33,970
  Acquisition Costs and Other
     Underwriting Expenses..........                                           19,532       19,532
  Other Operating Expenses..........                                3,875        (154)       3,721
                                       --------      -------     --------    --------     --------
  Total Losses and Expenses.........     21,666        9,546        6,633      19,378       57,223
                                       --------      -------     --------    --------     --------

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                                                          THREE MONTHS ENDED,
                                      ------------------------------------------------------------
                                      COMMERCIAL    SPECIALTY    PERSONAL
                                        LINES         LINES       LINES      CORPORATE     TOTAL
                                      ----------    ---------    --------    ---------    --------
Minority Interest:
  Distributions on Company Obligated
  Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust....                                            1,811        1,811
                                       --------      -------     --------    --------     --------
Income Before Income Taxes..........     15,362        5,709        4,506     (13,486)      12,091
Total Income Tax Expense............                                            3,963        3,963
                                       --------      -------     --------    --------     --------
Net Income..........................   $ 15,362      $ 5,709     $  4,506    $(17,449)    $  8,128
                                       ========      =======     ========    ========     ========
Total Assets........................                             $145,153    $537,034     $682,187
                                                                 ========    ========     ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

         [PHILADELPHIA CONSOLIDATED HOLDING CORP. LIBERTY BELL GRAPHIC]

                    PHILADELPHIA CONSOLIDATED HOLDING CORP.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                                           , 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission
    Registration Fee......................      $ 44,102.50
Nasdaq Listing Fees.......................        22,500.00
Accounting Fees and Expenses*.............        25,000.00
Legal Fees and Expenses*..................       130,000.00
Printing*.................................        50,000.00
Miscellaneous*............................        78,397.50

Total Expenses*...........................      $350,000.00

--------------
* Estimated for purposes of completing the information required pursuant to this
  Item 14.

      Philadelphia Consolidated will pay all fees and expenses associated with filing the Registration Statement, except that the Selling Shareholder will pay underwriting discounts and commissions related to shares sold by the Selling Shareholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Subchapter D (Sections 1741 through 1750) of Chapter 17 the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers, employees and agents (collectively "Representatives"), and related matters.

      Under Section 1741, subject to certain limitations, a corporation has the power to indemnify Representatives under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any of them is a party or threatened to be made a party by reason of his or her being a Representative of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Section 1742 provides for indemnification with respect to derivative and corporate actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

      Section 1743 provides that indemnification against actual and reasonable expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

      Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct. Section 1744 further provides that such determination will be made by the board of directors by a majority vote of a quorum consisting of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel; or by the shareholders.

      Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that such Representative is not entitled to be indemnified by the corporation.

      Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such Representative's official capacity and as to action in another capacity while holding that office.

      Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by such Representative in his or her capacity as a Representative, whether or not the corporation would have the power to indemnify such Representative against that liability under Subchapter D of Chapter 17 of the BCL.

      Sections 1748 and 1749 apply the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the BCL to all constituent corporations absorbed in a consolidation, merger or division, as well as the surviving or new corporations surviving or resulting therefrom, and to service as a representative of a corporation or an employee benefit plan.

      Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representative of such person.

      Section 9 of Article IV of Philadelphia Consolidated's By-Laws provides indemnification to directors for all actions taken by them and for all failures to take action to the fullest extent permitted by Pennsylvania law against all expense, liability and loss reasonably incurred or suffered by them in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of Philadelphia Consolidated), whether civil, criminal, administrative, investigative or through arbitration. Section 9 of Article IV of the By-Laws also permits Philadelphia Consolidated, by action of its board of directors, to indemnify officers, employees and other persons to the same extent as directors. Section 9 of Article IV of the By-Laws also provides that no director of Philadelphia Consolidated shall be personally liable for monetary damages as such for any action taken or any failure to take any action unless:
(a) the director has breached or failed to perform the duties of his or her office under Section 1721 of the BCL; and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that these provisions shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, state or federal law. The provisions of
Section 9 of Article IV of the By-Laws relating to the limitation of directors' liability, to indemnification and to the advancement of expenses constitute a contract between Philadelphia Consolidated and each of its directors which may be modified as to any director only with that director's consent or as otherwise specifically provided in Section 9. Any repeal or amendment of Section 9 of
Article IV of the By-Laws which is adverse to any director will apply to such director only on a prospective basis, and will not reduce any limitation on the personal liability of a director of Philadelphia Consolidated, or limit the rights of an indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment. No repeal or amendment of the By-Laws will affect any or all of Section 9 of Article IV so as either to reduce the limitation of directors' liability or limit indemnification or the advancement of expenses in any manner unless adopted by the unanimous vote of the directors of Philadelphia Consolidated then serving or the affirmative vote of shareholders entitled to cast not less than a majority of the votes that all shareholders are entitled to cast in the election of directors.

      Section 9 of Article IV further permits Philadelphia Consolidated to maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any such expenses, liability or loss, whether or not Philadelphia Consolidated would have the power to indemnify such person against such expense, liability or loss under Pennsylvania or other law. Philadelphia Consolidated has purchased directors' and officers' liability insurance.

ITEM 16. EXHIBITS

Exhibit No.       Description
-----------       -----------
1.1               Purchase Agreement*

3.1 Articles of Incorporation of Philadelphia Consolidated, as amended (incorporated by reference to Exhibit 3.1 filed with Philadelphia Consolidated's Form S-1 Registration Statement under the Securities Act of 1933 (Registration No. 33-65958)).

3.2 Bylaws of Philadelphia Consolidated, as amended (incorporated by reference to Exhibit 3.2 filed with Philadelphia
                  Consolidated's Form S-1 Registration Statement under the
                  Securities Act of 1933 (Registration No. 33-65958)).

5.1 Opinion of Wolf, Block, Schorr and Solis-Cohen LLP regarding the legality of the securities being registered by Philadelphia Consolidated hereby.*

23.1 Consent of PricewaterhouseCoopers LLP related to the financial statements of Philadelphia Consolidated Holding Corp.**

23.2 Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included in Exhibit 5.1).*

24.1 Powers of attorney (included on signature pages of this Registration Statement).**

*  To be filed by amendment.

** Previously filed.


ITEM 17. UNDERTAKINGS.

      (a)   The Undersigned Registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, Philadelphia Consolidated Holding Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bala Cynwyd, Pennsylvania on November 7, 2001.


                              PHILADELPHIA CONSOLIDATED HOLDING CORP.




                              By: /s/ Craig P. Keller
                                  -----------------------------------
                                   Craig P. Keller
                                   Senior Vice President, Secretary,
                                   Treasurer and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on November 7, 2001.



      Signature                     Title
      ---------                     -----

            *
_____________________________       Chairman of the Board of Directors,
James J. Maguire                    Chief Executive Officer and
                                    Director (Principal Executive Officer)

            *
_____________________________       President, Chief Operating Officer
James J. Maguire, Jr.               and Director

/s/ Craig P. Keller
_____________________________       Senior Vice President, Secretary, Treasurer
Craig P. Keller                     and Chief Financial Officer (Principal
                                    Financial and Accounting Officer)

            *
_____________________________       Executive Vice President and Director
Sean S. Sweeney

            *
_____________________________       Director
Elizabeth H. Gemmill

            *
_____________________________       Director
William J. Henrich, Jr.


            *
_____________________________       Director
Paul R. Hertel, Jr.

            *
_____________________________       Director
Thomas J. McHugh

            *
_____________________________       Director
Michael J. Morris

            *
_____________________________       Director
Dirk A. Stuurop

            *
_____________________________       Director
J. Eustace Wolfington

            *
_____________________________       Director
James Zech



*By: /s/ Craig P. Keller
    _________________________
     Craig P. Keller
     as attorney-in-fact
     pursuant to the Powers
     of Attorney previously
     filed as Exhibit 24.1
     to this Registration
     Statement.

                                  EXHIBIT INDEX

Exhibit No.                   Description                                       Method of Filing
-----------                   -----------                                       ----------------

1.1            Purchase Agreement                                                       *

3.1 Articles of Incorporation of Philadelphia Consolidated, as amended (incorporated by reference to Exhibit 3.1 filed with Philadelphia Consolidated's Form S-1 Registration Statement under the Securities Act of 1933 (Registration No.
               33-65958)).

3.2            Bylaws of Philadelphia Consolidated, as amended
               (incorporated by reference to Exhibit 3.2 filed with Philadelphia Consolidated's Form S-1 Registration Statement under the Securities Act of 1933 (Registration No.
               33-65958)).

5.1            Opinion of Wolf, Block, Schorr and Solis-Cohen LLP regarding the legality of the securities being registered by
               Philadelphia Consolidated hereby.                                        *

23.1           Consent of PricewaterhouseCoopers LLP related to the
               financial statements of Philadelphia Consolidated Holding
               Corp.                                                                    **

23.2           Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included
               in Exhibit 5.1).                                                         *

24.1           Powers of attorney (included on signature pages of this
               Registration Statement).                                                 **


-------------
*    To be filed by amendment.
**   Previously filed.